Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

THE ACTIVE NETWORK, INC.

at

$14.50 Net Per Share

by

ATHLACTION MERGER SUB, INC.,

a wholly–owned subsidiary of

ATHLACTION HOLDINGS, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON NOVEMBER 6, 2013 (ONE MINUTE AFTER 11:59 P.M., NEW YORK

CITY TIME, ON NOVEMBER 5, 2013), UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2013 (the “Merger Agreement”), by and among Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), Athlaction Merger Sub, Inc., a Delaware limited liability company and a wholly–owned subsidiary of Parent (“Purchaser”), and The Active Network, Inc., a Delaware corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a price of $14.50 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Per Share Amount”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company continuing as the surviving corporation in the Merger continuing as a wholly–owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Parent, Purchaser or the Company (or held in the Company’s treasury), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive the Per Share Amount.

On September 28, 2013, after careful consideration, the board of directors of the Company (the “Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware the (“DGCL”) and that the Merger shall be consummated as soon as practicable following the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer (the “Acceptance Time”); (iv) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and the Merger; (v) authorized and approved the Top-Up Option (as defined below) and the issuance of the Shares subject to the Top-Up Option; and (vi) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the Transactions for purposes of Section 203 of the DGCL.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 midnight, New York City time, on November 6, 2013 (one minute after 11:59 P.M., New York City time, on November 5, 2013) (the “Expiration Time,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), that number of Shares which, together with (without duplication of Shares) any Shares then owned, directly or indirectly, by Purchaser, Parent and any other subsidiaries of Parent, collectively represents as of the Expiration Time one share more than 50% of the sum of (x) all Shares then outstanding, and (y) all Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof) (the “Minimum Condition”), (b) the eighteen (18) consecutive business day marketing period for the Debt Financing (as defined below) is completed, (c) the receipt by Parent (either directly or through its subsidiaries) of proceeds under an amended and restated debt commitment letter, dated October 5, 2013, from Bank of America, N.A. (“Bank of America”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Royal Bank of Canada (“Royal Bank”), RBC Capital Markets (“RBCCM”), Bank of Montreal (“Bank of Montreal”) and BMO Capital Markets Corp. (“BMO Capital Markets”; and, together with Bank of America, Merrill Lynch, Royal Bank, RBCCM and Bank of Montreal, the “Debt Commitment Parties”) (the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lenders party thereto have committed to lend the amounts set forth therein to Purchaser for the purpose of funding the transactions contemplated by the Merger Agreement (the “Debt Financing”) (or any alternative financing), (d) the expiration or termination of any waiting period (or extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (e) there not being any law, order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears below. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”) pursuant to the instructions set forth in the Letter of Transmittal, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book–entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book–entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

1

SUMMARY TERM SHEET

Purchaser, a wholly–owned subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per Share, of the Company at a price of $14.50, net to the seller in cash without interest (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.

Securities Sought	All outstanding shares of common stock, par value $0.001 per share (the “Shares”) of The Active Network, Inc., a Delaware corporation.

Price Offered Per Share	$14.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes thereon.

Scheduled Expiration of Offer	12:00 midnight, New York City time, on November 6, 2013 (one minute after 11:59 P.M., New York City time, on November 5, 2013), unless the Offer (as defined below) is extended or terminated. See Section 1—“Terms of the Offer”.

Purchaser	Athlaction Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Athlaction Holdings, LLC, a Delaware limited liability company.

The Company’s Board of Directors Recommendation	The Board has recommended that the stockholders of the Company tender their Shares in the Offer and, if required by applicable law, adopt and approve the Merger Agreement.

Who is offering to buy my Shares?

Athlaction Merger Sub, Inc., a Delaware corporation and wholly–owned subsidiary of Athlaction Holdings, LLC, a Delaware limited liability company, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through the Merger. Purchaser and Parent are affiliated with each of Vista Equity Partners Fund III, L.P. (“VEPF III”) and Vista Equity Partners Fund IV, L.P. (“VEPF IV”). See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the

Offer, to have Purchaser merge with and into the Company, with the Company as the surviving entity. Upon consummation of the Merger, the Surviving Corporation would be a wholly–owned subsidiary of Parent. See Section 12—“Purpose of the Offer; Plans for the Company.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $14.50 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by Parent, Purchaser and the Company on September 28, 2013 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Conditions of the Offer.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, among other conditions, prior to the Expiration Time:

•	there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 midnight, New York City time, on November 6, 2013 (one minute after 11:59 P.M., New York City time, on November 5, 2013)), that number of Shares which, together with (without duplication of Shares) any Shares then owned, directly or indirectly, by Purchaser, Parent and any other subsidiaries of Parent, collectively represents as of the Expiration Time one share more than 50% of the sum of (x) all Shares then outstanding, and (y) all Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof) (the “Minimum Condition”);

•	the eighteen (18) consecutive business day marketing period for the Debt Financing is completed;

•	the receipt by Parent (either directly or through its subsidiaries) of proceeds under the Debt Commitment Letter, pursuant to which, and subject to the terms and conditions thereof, the lenders party thereto have committed to lend the amounts set forth therein to Purchaser for the purpose of funding the transactions contemplated by the Merger Agreement (or any alternative financing);

•	the expiration or termination of any waiting period (or extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act; and

•	there not being any law, order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer.

According to the Company, as of the close of business on September 27, 2013, there were 63,264,368 Shares issued and outstanding, 6,405,681 Shares issuable upon exercise of outstanding stock option grants, 2,809,190 Shares issuable upon settlement of time based restricted stock units, 645,131 Shares issuable upon settlement of performance based restricted stock units (assuming maximum performance objectives are achieved), 1,693,550 Shares issuable upon settlement of market stock units (assuming maximum performance objectives are achieved) and 1,877,071 shares of Common Stock reserved for future issuance under the Active Network, Inc. 2011 Employee Stock Purchase Plan, of which 220,800 shares of Common Stock are available for purchase during the current offering period assuming each employee who elected to participate during the offering period participates at the maximum level currently available.

Assuming no additional Shares or stock options are issued after September 27, 2013, based on the fully diluted Shares outstanding on September 27, 2013 (excluding any shares reserved for issuance under the Company’s equity plans but not subject to outstanding awards), the aggregate number of Shares Purchaser must acquire in the Offer, together with Shares then-owned by Parent or Purchaser, in order to satisfy the Minimum Condition equals approximately 59.3% of the outstanding Shares on September 27, 2013.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

Purchaser estimates that it will need up to approximately $1.05 billion to purchase all of the issued and outstanding Shares in the Offer, consummate the Merger and the other transactions contemplated by the Merger Agreement and to pay related fees and expenses, including the repayment of the Company’s existing indebtedness at the closing of the Offer and the Merger. Parent has received the Debt Commitment Letter, pursuant to which its lenders have agreed to provide it with at least $350 million in senior secured first lien facilities (at least $305 million of which will be first lien term loans that will be funded on the date of closing of the Offer and the Merger and available to finance a portion of the Offer and the Merger and pay a portion of the related fees and expenses and $45 million of which will be a revolving credit facility that will be available to be used on the date of closing of the Merger to fund certain amounts set forth in the fee letter that are referred to in the Debt Commitment Letter and to backstop or replace or cash collateralize letters of credit outstanding on the date of closing of the Merger) and own at least $155 million senior secured second lien term loan facility. Subject to certain conditions, the term loans provided with respect to the Debt Financing will be fully drawn on the date of the closing of the Merger and available to Purchaser to finance the Offer and the Merger and pay related fees and expenses. In addition, VEPF III and VEPF IV have provided to Parent an equity commitment equal to $660 million (subject to adjustments as described in the Equity Commitment Letter (defined below)). Parent will contribute or otherwise advance to Purchaser the proceeds of each of the equity commitment (the “Equity Financing”) and the Debt Financing, which together will be sufficient to pay the Per Share Amount for all Shares tendered in the Offer and all related fees and expenses. Funding of the Debt Financing and Equity Financing is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter and Equity Commitment Letter. In the event that we do not receive the proceeds of the Debt Financing or we do not otherwise waive the Financing Proceeds Condition, we will not be obligated to purchase Shares in the Offer. If we do, however, receive the proceeds of the Debt Financing, then we will be obligated to accept the Shares tendered in the Offer at the Expiration Time (as it may be extended) subject to the satisfaction of the other Tender Offer Conditions. See Section 9—“Source and Amount of Funds”.

As more fully described in Section 15—“Certain Conditions of the Offer,” the Offer is conditioned upon the satisfaction or waiver of the Financing Proceeds Condition. In accordance with the position of the staff of the SEC, Purchaser expects to extend the Offer, if necessary, to ensure that at least five (5) business days will remain prior to the Expiration Time following disclosure of the satisfaction or waiver of the Financing Proceeds Condition, and notice of such satisfaction or waiver will be disseminated in a manner reasonably calculated to inform security holders thereof.

Parent has agreed to pay the Company a termination fee of approximately $64.0 million, in the circumstances described below:

•	if the Merger Agreement is terminated by the Company at any time prior to the Acceptance Time because:

(i) Purchaser failed to commence the Offer in violation of the Merger Agreement for more than two (2) business days following the time required for commencement thereof; provided, that the Company will not have the right to terminate the Merger Agreement in such circumstance if the Company is, or has at any time been, in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement in any manner that would impede or frustrate the ability of Parent or Purchaser to comply with its obligations to commence the Offer, or has otherwise failed to promptly comply with reasonable requests for information or other assistance in connection with commencement of the Offer; or

(ii) Purchaser terminates or makes any material change to the Offer in violation of the terms of the Merger Agreement;

•	if the Merger Agreement is terminated by the Company at any time prior to the Acceptance Time because:

(i) all the Tender Offer Conditions other than the Financing Proceeds Condition have been and continue to be satisfied or waived as of the Expiration Time;

(ii) the Company has confirmed by written notice its intention to terminate the Merger Agreement in such circumstance if Parent and Purchaser fail to consummate the Offer when required by the Merger Agreement;

(iii) Parent has failed to consummate the Offer within six (6) business days of the date the consummation of the Offer should have occurred in accordance with the Merger Agreement; and

(iv) the Company stood ready, willing and able to consummate, if necessary, the Top-Up Option, and the Merger on that date following such six (6) business days and the Company has given Parent a written notice on or prior to such date confirming such fact; or

•	if the Merger Agreement is terminated by the Company at any time prior to the Acceptance Time because (i) there has been a willful and material breach of any covenant or agreement on the part of Purchaser or Parent set forth in the Merger Agreement; or (ii) any representation or warranty of Purchaser and Parent set forth in the Merger Agreement was inaccurate when made or, if not made as of a specific date, has become inaccurate, that would, in both cases (A) have a material adverse effect on the ability of Purchaser or Parent to consummate the Offer, and (B) such breach is not curable by the End Date (defined below), or, if curable, is not cured within fifteen (15) days of the date the Company gives Parent notice of such breach; provided, however, that the Company will not have the right to terminate the Merger Agreement in such circumstance if the Company is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that Parent has the right to terminate the Merger Agreement.

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Parent and Purchaser were organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger;

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all outstanding Shares of the Company;

•	Parent and Purchaser have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer;

•	the Financing Proceeds Condition is expected to be satisfied or waived at least five (5) business days prior to the Expiration Time (unless the Offer is earlier terminated);

•	after the satisfaction or waiver of the Financing Proceeds Condition, the Offer will not be subject to any financing condition; and

•	Each of VEPF III and VEPF IV is a private equity fund engaged in the purchase, sale and ownership of private equity investments and has no business operations other than investing; only VEPF III’s and VEPF IV’s commitment to fund the Equity Financing as described below in Section 9—“Source and Amount of Funds” is material to a stockholder’s decision with respect to the Offer.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on November 6, 2013 (one minute after 11:59 P.M., New York City time, on November 5, 2013) to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three (3) NYSE trading days (as defined below). Shares delivered by a Notice of Guaranteed Delivery do not need to be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein. For the tender to be valid, however, the Depositary must receive the missing items within such three (3) NYSE trading day period. A “NYSE trading day” is any day on shares are traded on the New York Stock Exchange (“NYSE”). See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which will occur on or about November 5, 2013, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Acceptance Time”. The date and time when the Merger becomes effective is referred to as the “Effective Time”.

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. We have agreed in the Merger Agreement that, subject to our rights and the Company’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•	if, as of the scheduled Expiration Time, any condition of the Offer is not satisfied and has not been waived, then Purchaser may, in its sole discretion (and without the consent of the Company or any other person) extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such condition of the Offer to be satisfied;

•

Purchaser has the right, in its sole discretion, to extend the Offer beyond any then-scheduled Expiration Time for one or more consecutive increments of up to five (5) business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (x) Parent and Purchaser have waived the Financing Proceeds Condition, (y) all of the conditions of the Offer other than the Financing Proceeds Condition have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the

Expiration Time, but subject to the satisfaction or waiver of such conditions) and (z) the Debt Financing (or any alternative financing contemplated by the Merger Agreement) has not actually been received by Purchaser or Parent;

•	if (x) the Financing Proceeds Condition has been satisfied or waived less than five (5) business days prior to the then-scheduled Expiration Time of the Offer and (y) all of the other Offer conditions have been satisfied or waived at the then scheduled Expiration Time of the Offer, then Purchaser and Parent will have a one-time right to extend the Offer for a period of up to five (5) business days;

•	if, as of the then-scheduled Expiration Time, any condition of the Offer has not been satisfied or waived, then, at the request of the Company, Purchaser will (and Parent will cause Purchaser to) extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such condition of the Offer to be satisfied or waived; and

•	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of the NYSE, or any other applicable law, in each case, applicable to the Offer.

In any case, we will not be (i) required to accept for payment, and pay for, Shares validly tendered (and not withdrawn) pursuant to the Offer until the Marketing Period has been completed, (ii) required to extend the Offer beyond March 28, 2014 (the “End Date”) or (iii) permitted to extend the Offer beyond the earliest to occur of the valid termination of the Merger Agreement and the End Date without the prior written consent of the Company.

If the Acceptance Time occurs, but the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL, and the number of Shares that have been validly tendered and not properly withdrawn in the Offer, together with any Shares then owned by Parent or any Subsidiary of Parent (assuming exercise of the Top-Up Option in full and excluding from such ownership Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), is less than 90% of the outstanding Shares, Purchaser may, in its sole discretion, commence a “subsequent offering period” in accordance with Rule 14d-11 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and one or more extensions thereof.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book–entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three (3) NYSE trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-NYSE-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

What does the Board think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the Board. After careful consideration, the Board has unanimously:

•	determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders;

•	approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement;

•	resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time;

•	recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and the Merger;

•	authorized and approved the Top-Up Option and the issuance of the Shares subject to the Top-Up Option; and

•	authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the Transactions for purposes of Section 203 of the DGCL.

A more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 under the United States Exchange Act, as amended, that will be mailed to the stockholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If the Offer is successfully completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly-owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the Company’s common stock will no longer be eligible to be traded on the NYSE or any other securities exchange, there may not be a public trading market for the common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or the Company are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand and properly demand appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. See Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Effective Time (other than Shares held by Parent, Purchaser or the Company (or held in the Company’s treasury), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the Effective Time be converted into the right to receive the Per Share Amount without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available in the Offer. Even if the Merger for some reason does not take place but we purchase all of the tendered Shares, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On September 27, 2013, the last NYSE trading day before we announced that we entered into the Merger Agreement, the last sale price of the common stock of the Company reported on the NYSE was $11.40 per Share. On October 7, 2013, the last NYSE trading day before we commenced the Offer, the last sale price of the Shares reported on the NYSE was $14.37 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

No. None of the stockholders of the Company has agreed with Parent, Purchaser or any of their affiliates to tender their Shares in connection with the execution of the Merger Agreement.

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” (the “Tender Offer Conditions”) are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $14.50 in cash without interest, less any applicable withholding taxes, promptly following the expiration of the Offer (but in no event more than three business days thereafter). See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What is the Top–Up Option and when could it be exercised?

Immediately following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. For a description of Section 251(h) of the DGCL see Section 12—“Purpose of the Offer; Plans for the Company”. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. However, if Parent and the Company determine that the Merger is not eligible to be effected pursuant to Section 251(h) of the DGCL, and if Purchaser does not acquire at least 90% of the Shares on a fully-diluted basis in the Offer (which would permit us to complete the Merger pursuant to Section 253 of the DGCL), then under the Merger Agreement the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable only once and only upon the terms and subject to the conditions set forth in the Merger Agreement, and only for so long as the Merger Agreement has not been terminated, to purchase at a price per share equal to the Per Share Amount an aggregate number of validly issued, fully paid and nonassessable Shares (the “Top-Up Shares”) equal to up to the number of then-available authorized and unissued Shares. Purchaser may not exercise the Top-Up Option unless immediately after such exercise and the issuance of the Shares pursuant to the Top-Up Option, Purchaser and Parent would own at least 90% of the Shares outstanding (which would permit us to complete the Merger pursuant to Section 253 of the DGCL) and unless Purchaser, among other things, irrevocably commits upon acquisition of the Top-Up Shares to immediately effect the Merger.

The Top–Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short–form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 11—“The Merger Agreement” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under any Company equity plan (the “Options”). Pursuant to the Merger Agreement, as of immediately prior to the Effective Time each unvested Option outstanding immediately prior to the Effective Time and conditioned upon the occurrence of the Effective Time, will fully vest and become exercisable, and to the extent not exercised prior to the Effective Time, each Option will be canceled, with each former holder of any such canceled Option becoming entitled to receive, at the Effective Time or as soon as practicable thereafter (but in no event later than ten (10) business days thereafter), in consideration of the cancellation of such Option, an amount in cash (without interest and subject to deduction for any required withholding tax), equal to the product of (A) the excess, if any, of the Per Share Amount over the exercise price per share of each such Option and (B) the number of Shares underlying such Option. If the exercise price per share of any such Option is equal to or greater than the Per Share Amount, such Option will be cancelled and terminated without any cash payment being made in respect thereof. See Section 11—“The Merger Agreement.”

What will happen to my time based restricted stock units, performance based restricted stock units and market stock units in the Offer?

The Offer is made only for Shares and is not made for any time based restricted stock units, performance based restricted stock units or market stock units granted under any Company equity plan. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective

Time, (i) all unvested time based restricted stock units, performance based restricted stock units or market stock units outstanding as of immediately prior to the Effective Time will fully vest, and (ii) each restricted stock unit, performance based restricted stock unit or market stock unit that is outstanding immediately prior to the Effective Time will be canceled at the Effective Time, and, in exchange therefor, the Surviving Corporation will pay to each former holder of any such restricted stock unit, performance based restricted stock unit or market stock unit, at the Effective Time or as soon as practicable thereafter (but in no event later than ten (10) business days thereafter), an amount in cash (without interest and subject to deduction for any required withholding tax) equal to the product of (A) the Per Share Amount and (B) the number of Shares subject to such time based restricted stock unit, performance based restricted stock unit or market stock unit. Any payment in respect of any time based restricted stock unit, performance based restricted stock unit or market stock unit which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”) will be made on the applicable settlement date for such restricted stock unit, performance based restricted stock unit or market stock unit if required in order to comply with Section 409A of the Code. See Section 11—“The Merger Agreement.”

What are the United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares exchanged therefor, such gain or loss will be a capital gain or loss and will be treated as a long–term capital gain or loss if you have held the Shares for more than one (1) year at the time of the exchange. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-United States income and other tax laws or tax treaties).

Who should I talk to if I have additional questions about the Offer?

Stockholders may call Innisfree M&A Incorporated toll-free at (888) 750-5834 and banks and brokers may call Innisfree M&A Incorporated collect at (212) 750-5833. Innisfree M&A Incorporated is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Athlaction Merger Sub, Inc., a Delaware corporation and a wholly–owned subsidiary of Athlaction Holdings, LLC, a Delaware corporation, hereby offers to purchase for cash all outstanding shares of common stock, par value $0.001 per share, of The Active Network, Inc., a Delaware corporation, at a price of $14.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal. The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, on November 6, 2013 (one minute after 11:59 P.M., New York City time, on November 5, 2013), unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2013, by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of Shares in the Offer, Purchaser and the Company will merge, with the Company as the surviving corporation in the Merger continuing as a wholly–owned subsidiary of Parent. According to the Merger Agreement, at the effective time of the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares owned by Purchaser, Parent, the Company (or held in the Company’s treasury) or any subsidiary of the Company or Parent, or by any stockholder of the Company who or which is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with the applicable provisions Delaware law) will be converted into the right to receive the Per Share Amount (the “Merger Consideration”). Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and other equity awards of the Company.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as Depositary and Innisfree M&A Incorporated, as Information Agent, incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

On September 28, 2013, after careful consideration, the board of directors of the Company (the “Board”) unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time; (iv) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and the Merger; (v) authorized and approved the Top-Up Option and the issuance of the Shares subject to the Top-Up Option; and (vi) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the Transactions for purposes of Section 203 of the DGCL.

A more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 (the “Schedule 14D–9”) under the Exchange Act, that will be mailed to the stockholders of the Company.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time, that number of Shares which, together with (without duplication of Shares) any Shares then owned, directly or indirectly, by Purchaser, Parent and any other subsidiaries of Parent, collectively represents as of the Expiration Time one share more than 50% of the sum of (x) all Shares then outstanding, and (y) all Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof), (b) the eighteen (18) consecutive business day marketing period for the Debt Financing is completed, (c) the receipt by Parent (either directly or through its subsidiaries) of proceeds under the Debt Commitment Letter, pursuant to which, and subject to the terms and conditions thereof, the lenders party thereto have committed to lend the Debt Financing (or any alternative financing), (d) the expiration or termination of any waiting period (or extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act, and (e) there not being any law or order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer.

According to the Company, as of the close of business on September 27, 2013, there were 63,264,368 Shares issued and outstanding, 6,405,681 Shares issuable upon exercise of outstanding stock option grants, 2,809,190 Shares issuable upon settlement of time based restricted stock units, 645,131 Shares issuable upon settlement of performance based restricted stock units (assuming maximum performance objectives are achieved), 1,693,550 Shares issuable upon settlement of market stock units (assuming maximum performance objectives are achieved) and 1,877,071 shares of Common Stock reserved for future issuance under the Active Network, Inc. 2011 Employee Stock Purchase Plan, of which 220,800 shares of Common Stock are available for purchase during the current offering period assuming each employee who elected to participate during the offering period participates at the maximum level currently available. Accordingly, we anticipate that, assuming the foregoing, and assuming no additional Shares or stock options are issued after September 27, 2013, based on the fully diluted Shares outstanding on September 27, 2013 (excluding any shares reserved for issuance under the Company’s equity plans but not subject to outstanding awards), the aggregate number of Shares Purchaser must acquire in the Offer, together with Shares then-owned by Parent or Purchaser, in order to satisfy the Minimum Condition equals approximately 59.3% of the outstanding Shares on September 27, 2013.

The Merger Agreement provides that, effective upon the acceptance for payment by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Parent will be entitled to designate up to such number of directors (rounded up to the next whole number) to the Board equal to the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) a fraction, the numerator of which is the number of Shares owned by Purchaser and Parent (giving effect to Shares accepted for payment pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares.

The Company and the Board will, after the purchase of and payment for Shares by Purchaser pursuant to the Offer, upon request of Purchaser, promptly increase the size of the Board or use reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Parent’s designees to be so elected to the Board, and will use reasonable best efforts to cause Parent’s designees to be so elected. In addition, subject to applicable law, the Company will use reasonable best efforts to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) of each committee of the Board as the percentage represented by such individuals on the Board as a whole.

Notwithstanding the above, Purchaser, Parent and the Company will use their respective reasonable best efforts to cause the Board to include, at all times prior to the Effective Time, at least three (3) of the members of the Board, selected by members of the Board, who (x) were directors of the Company immediately prior to the

Acceptance Time, (y) are not officers of the Company and (z) are independent directors for purposes of the continuing listing requirements of the NYSE (the “Continuing Directors”). If at any time prior to the Acceptance Time there are fewer than three (3) Continuing Directors on the Board for any reason, the Board will cause the person(s) designated by the remaining Continuing Director(s) to fill such vacancy, or if no Continuing Directors then remain, the other directors of the Company then in office will designate three (3) persons to fill such vacancies who are not directors, officers, employees, stockholders, designees or affiliates of Purchaser or Parent.

If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the Acceptance Time to approve the Merger without the affirmative vote of any other stockholder of the Company pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition and in any event within one (1) business day of such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. However, if prior to the Effective Time, Parent and the Company mutually determine, in good faith, after consulting with their respective outside legal counsel, that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL (the “251(h) Inapplicable Determination”) and if Parent, Purchaser and any other subsidiary of Parent has collectively acquired at least one share more than 90% of the outstanding Shares (excluding from the calculation of the number of Shares Purchaser and Parent then owns, but not from the calculation of then-outstanding Shares, the Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) immediately after the Acceptance Time, whether as a result of the exercise of the Top-Up Option or otherwise, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL. See Section 11—“The Merger Agreement.”

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City time, on November 6, 2013 (one minute after 11:59 P.M., New York City time, on November 5, 2013), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date on which the Offer, as so extended, expires; provided, however, that the Expiration Time may not be extended beyond the End Date (March 28, 2014).

The Offer is conditioned upon the satisfaction of the Minimum Condition, the Financing Proceeds Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer”. Purchaser and Parent expressly reserve the right to waive (in whole or in part) any Tender Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved in writing by the Company, Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the Tender Offer Conditions in a manner that is adverse to the holders of Shares or impose conditions to the Offer in addition to the Tender Offer Conditions, (v) amend, modify or waive the Minimum Condition, or (vii) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Time) in a manner other than pursuant to and in accordance with the Merger Agreement.

The Merger Agreement provides that Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of the NYSE, or any other applicable law, in each case, applicable to the Offer. If, as of the scheduled expiration of the Offer, any Tender Offer Condition is not satisfied and has not been waived, then Purchaser may, in its sole discretion (and without the consent of the Company or any other person) extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Tender Offer Condition to be satisfied. In addition, Purchaser has the right, in its sole discretion, to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five (5) business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (x) Parent and Purchaser have waived the Financing Proceeds Condition, (y) all of the Tender Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction or waiver of such conditions) and (z) the Debt Financing (or any alternative financing contemplated by the Merger Agreement) has not actually been received by Purchaser or Parent. Purchaser also has a one-time right to extend the Offer for a period of up to five (5) business days if (x) the Financing Proceeds Condition has been satisfied or waived less than five (5) business days prior to the then-scheduled Expiration Time of the Offer and (y) all of the other Tender Offer Conditions have been satisfied or waived at the then scheduled Expiration Time of the Offer. If, as of the then-scheduled Expiration Time, any Tender Offer Condition has not been satisfied or waived, then, at the request of the Company, Purchaser will (and Parent will cause Purchaser to) extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Tender Offer Condition to be satisfied or waived.

In any case, we will not be (i) required to accept for payment, and pay for, Shares validly tendered (and not withdrawn) pursuant to the Offer until the Marketing Period has been completed, (ii) required to extend the Offer beyond the End Date or (iii) permitted to extend the Offer beyond the earliest to occur of the valid termination of the Merger Agreement and the End Date without the prior written consent of the Company.

If the Acceptance Time occurs, but there has been a 251(h) Inapplicable Determination, and the number of Shares that have been validly tendered and not properly withdrawn in the Offer, together with any Shares then owned by Parent or any Subsidiary of Parent (assuming exercise of the Top-Up Option in full and excluding from such ownership Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), is less than 90% of the outstanding Shares, Purchaser may, in its sole discretion, commence a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act and one or more extensions thereof.

Subject to the applicable rules and regulations of the SEC and the NYSE and provisions of the Merger Agreement, Purchaser and Parent expressly reserve the right (i) to extend the Offer if any of the Tender Offer Conditions have not been satisfied, (ii) to waive any of the Tender Offer Conditions (other than the Minimum Condition), or (iii) to otherwise amend the Offer in any respect (except with respect to certain terms and conditions of the Offer, as provided in the Merger Agreement; see Section 11—“The Merger Agreement”).

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be validly withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e–1(c) under the Exchange Act, which requires that a purchaser making a tender offer promptly pay the consideration offered. Alternatively, if the Offer is not consummated, and the Shares are not accepted for payment or Shares are validly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d–4(d), 14d–6(c) and 14e–1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth (10th) business day.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e–1(d) under the Exchange Act. Subject to applicable law (including Rules 14d–4(d) and 14d–6(c) under the Exchange Act, which requires that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time pursuant to the Offer promptly after the Expiration Time. Subject to the Merger Agreement and in compliance with Rule 14e–1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e–1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation (a “Book–Entry Confirmation”) of a book–entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book–Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book–entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book–Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e–1(c) under the Exchange Act.

Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book–entry transfer into the Depositary’s account at the Book–Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book–Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book–entry transfer described below and a Book–Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book–Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book–Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book–Entry Transfer Facility may make a book–entry delivery of Shares by causing the Book–Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book–Entry Transfer Facility in accordance with the Book–Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book–entry transfer at the Book–Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book–Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book–Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book–Entry Confirmation, that states that the Book–Entry Transfer Facility has received an express acknowledgment from the participant in the Book–Entry Transfer Facility tendering the Shares that are the subject of such Book–Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book–Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad–15 under the Exchange Act (each, an

“Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or the stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Time; or such stockholder cannot complete the procedure for delivery by book–entry transfer on a timely basis, the Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•	the Certificates (or a Book–Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “NYSE trading day” means any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book–Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book–Entry Transfer Facility. Shares delivered by a Notice of Guaranteed Delivery do not need to be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book–Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book–entry transfer, receipt of a Book–Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys–in–fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. The purchase of the Shares is generally subject to information reporting by the Depositary (as the payor) to the applicable tax authorities. Information disclosed on an IRS Form W-8 by non-United States Holders (as defined below) to the IRS by the Depositary may be disclosed to the local tax authorities of the non-United States Holder under an applicable tax treaty or a broad information exchange agreement. Under the “backup withholding” provisions of United States federal income tax law, the Depositary (as the payor) may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to stockholders of the Per Share Amount of Shares purchased pursuant to the Offer, each United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W–9 included in the Letter of Transmittal, or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W–9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non–United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must submit an appropriate properly completed executed original IRS Form W–8 (a copy of which may be obtained from the Depositary or www.irs.gov) (and associated documentation, if applicable) certifying, under penalties of perjury, to such non–United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal. Each holder of Shares who is neither a United States Holder nor a non-United States Holder (e.g., a partnership), should consult their own tax advisors as to the appropriate forms to be delivered to the Depositary to avoid backup withholding.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the Expiration Time. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book–entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book–Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 before the Expiration Time or at any time after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re–tendered at any time prior to the Expiration Time by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of the Code (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax–exempt organization;

•	a retirement plan or other tax–deferred account;

•	a partnership, an S corporation or other pass–through or disregarded entity (or an investor in a partnership, S corporation or other pass–through or disregarded entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark–to–market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation for services;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction; or

•	a United States expatriate, certain former citizens or long-term residents of the United States.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer or the Merger, or transactions pertaining to options that are cancelled and converted into the right to receive cash, as the case may be, in connection with the Offer or the Merger.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non–income tax consequences, and tax consequences under state, local or non-United States tax laws or tax treaties.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long–term capital gain or loss if such United States Holder’s holding period for the Shares is more than one (1) year at the time of the exchange. Long–term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short–term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the applicable United States Holder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W–9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W–9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Non–United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non–United States Holder of Shares. The term “non–United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non–United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non–United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non–United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass–through entities that are subject to special treatment under the Code; and

•	non–United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Subject to the discussion on “—Backup Withholding Tax” below, payments made to a non–United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non–United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States–source losses from sales or exchanges of other capital assets recognized by the holder during the taxable year.

Backup Withholding Tax

A non–United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless, generally, the non–United States Holder certifies under penalties of perjury on an applicable IRS Form W–8 that such non–United States Holder is not a United States person, or such non–United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non–United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, local, non-United States or other tax laws.

6.	Price Range of Shares; Dividends.

The Shares are listed on the NYSE under the symbol “ACTV.” The Shares have been listed on the NYSE since May 25, 2011. The following table sets forth for the indicated periods the high and low sales prices per Share as reported on the NYSE since May 25, 2011.

	High	Low
Year Ended 2011:
Second Quarter	$19.89	$14.75
Third Quarter	$19.99	$13.02
Fourth Quarter	$16.38	$12.30
Year Ended 2012:
First Quarter	$17.74	$13.00
Second Quarter	$17.24	$12.18
Third Quarter	$15.60	$10.78
Fourth Quarter	$12.63	$4.60
Year Ending 2013:
First Quarter	$6.30	$3.975
Second Quarter	$7.67	$3.83
Third Quarter	$14.39	$7.61
Fourth Quarter (through October 7, 2013)	$14.41	$14.33

On September 27, 2013, the last NYSE trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of the Shares reported on the NYSE was $11.40 per Share; therefore, the Per Share Amount of $14.50 per Share represents a premium of approximately 27% over such price. On October 7, 2013, the last NYSE trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on the NYSE was $14.37 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Company has never paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares unless consented to by Parent in writing.

7.	Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10–K for the fiscal year ended December 31, 2012, and is qualified in its entirety by reference to such report.

General. The Company is a Delaware corporation with principal executive offices located at 10182 Telesis Court, Suite 100, San Diego, California 92121. The Company’s telephone number at its corporate headquarters is 858-964-3800. The Company is a provider of cloud-based Activity and Participant Management™ solutions serving a wide range of customer groups including business solutions, community activities, the public sector and outdoors and sports. The Company provides applications that form an online network connecting a fragmented and diverse group of activity and event organizers with a large base of potential participants. The Company’s proprietary technology platform transforms the way organizers manage their activities and events by automating online registrations and streamlining other critical management functions, while also driving consumer participation to their events.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed or furnished with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at http://www.activenetwork.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware limited liability company with its principal executive offices located at 410 Congress Avenue, Suite 3100, Austin, Texas, 78701. The telephone number of Parent is (512) 730-2400. Purchaser is a Delaware corporation with its principal executive offices located at 410 Congress Avenue, Suite 3100, Austin, Texas, 78701. The telephone number of Purchaser is (512) 730-2400. Each of Parent and Purchaser was formed on September 23, 2013, solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and Debt Financing (each as described below in Section 9—“Sources of Funds”) in connection with the Offer and the Merger. Each of Parent and Purchaser has no assets other than cash in a de minimis amount and their respective contractual rights and obligations related to the Merger Agreement, the Equity Financing and Debt Financing in connection with the Offer and the Merger. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser or Parent will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Parent, which is affiliated with each of VEPF III and VEPF IV. VEPF III and VEPF IV have provided to Parent an equity commitment equal to $660 million (subject to adjustments as described in the Equity Commitment Letter). See Section 9—“Source and Amount of Funds”. After giving effect to the Offer and the Merger, Parent and the Surviving Corporation will be affiliated with VEPF III and VEPF IV. We refer to Purchaser, Parent, VEPF III and VEPF IV, collectively, as the Participant Group.

The business office address of each member of the Participant Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five (5)-year employment history of each of the members, directors or executive officers of each member of the Participant Group are set forth in Schedule I to this Offer to Purchase.

Certain Relationships Between Parent, Purchaser, VEPF III, VEPF IV and the Company. As of the date of this Offer to Purchase VEPF III owns 1,270,738 Shares. Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority–owned subsidiary of any member of the Participant Group or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group, or their subsidiaries, nor, to the best knowledge of any member of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any member of the Participant Group or any of their subsidiaries or, to the best knowledge of any member of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years.

None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d–3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1–800–SEC–0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213 at prescribed rates.

9.	Source and Amount of Funds.

Debt Financing.

Purchaser has received a Debt Commitment Letter to provide, subject to the conditions set forth in the Debt Commitment Letter to Purchaser (which includes for purposes of the description of the debt financing the

Surviving Corporation of the Merger), the credit facilities, of which a $350 million senior secured first lien term loan facility and $155 million of the senior secured second lien term loan facility (together, the “Credit Facilities”) is expected to be drawn at the closing of the Credit Facilities for the purpose of financing the Offer and the Merger and paying related fees and expenses, and a portion of the senior secured first lien revolving credit facility is expected to be drawn at the closing of the Credit Facilities to pay certain amounts set forth in the debt financing commitment fee letter and to back-stop, replace or cash-collateralize certain existing letters of credit of the Company and, after the closing of the Merger, to provide funding for working capital and other general corporate purposes of Purchaser and its subsidiaries.

The commitment of the Debt Commitment Parties with respect to the Credit Facilities expires upon the earliest to occur of (i) 11:59 p.m. New York City time on March 29, 2014, (ii) the date of the funding of the Credit Facilities and the consummation of the Merger, (iii) the closing of the Merger without the use of the Credit Facilities and (iv) the date on which the Merger Agreement will be terminated prior to the closing of the Merger. The documentation governing the debt financings has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Debt Commitment Letter.

If any portion of the Debt Financing or Equity Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter or Equity Commitment Letter (the “Financing Commitments”), (i) Parent must promptly so notify the Company and (ii) Purchaser and Parent must use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative financial institutions in an amount sufficient to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the Equity Financing and Debt Financing) on terms and conditions that are not materially less favorable, in the aggregate, to Purchaser and Parent than those in the Financing Commitments that such alternative financing would replace (taking into account any flex provisions), as promptly as practicable following the occurrence of such event.

Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

Credit Facilities

The availability of the Credit Facilities is subject, among other things, to the purchase of Shares in the Offer and the consummation of the Merger in accordance with the Merger Agreement (including the satisfaction (or waiver with the consent of the Administrative Agent (as defined below) and the Senior Lead Arrangers (as defined below)) of all conditions precedent to the consummation of the Merger, and without any material amendment, waiver, modification or consent of any of the provisions thereof that are materially adverse to the initial lenders without the consent of the Administrative Agent and the Senior Lead Arrangers), the absence of a “Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11 of this Offer to Purchase), solvency of the Company or Parent and its subsidiaries on a consolidated basis after giving effect to the funding of the Credit Facilities, payment of required fees and expenses, the funding of the equity financing, the absence of certain types of other debt, delivery of certain historical and pro forma financial information, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, affording the Senior Lead Arrangers a period of time to syndicate the Credit Facilities, the execution of certain guarantees and the creation and perfection of certain security interests, the truthfulness and correctness of specified Merger Agreement representations and specified credit agreement representations in all material respects, and the negotiation, execution and delivery of definitive documentation.

Term and Revolving Credit Facilities. The Credit Facilities will consist of (i) an at least $305 million senior secured first lien term loan facility with a term of seven (7) years (“First Lien Term Loan Facility”), (ii) an at least $155 million senior secured second lien term loan facility with a term of seven and one-half (7.5) years (“Second Lien Term Loan Facility”) and (iii) a $45 million first lien senior secured revolving credit facility with a term of five (5) years (“Revolving Credit Facility” and together with the First Lien Term Loan Facility, the “First Lien Credit Facility”).

Roles. Merrill Lynch, RBCCM and BMO Capital Markets have been appointed as joint lead arrangers and joint book-running managers for the Credit Facilities (“Senior Lead Arrangers”). Bank of America has been appointed as administrative agent for the First Lien Credit Facility (“First Lien Administrative Agent”) and Bank of America has been appointed as administrative agent for the Second Lien Credit Facility (“Second Lien Administrative Agent” and together with the First Lien Administrative Agent, collectively, the “Administrative Agent”)).

Interest Rate. Loans under the Credit Facilities are expected to bear interest, at Purchaser’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread.

Prepayments and Amortization. Purchaser will be permitted to make voluntary prepayments with respect to the Revolving Credit Facility at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). Purchaser will be permitted to make voluntary prepayments with respect to the First Lien Term Loan Facility and Second Lien Credit Facility at any time, subject to the following prepayment premiums, and, if applicable, any LIBOR breakage costs: (i) with respect to the First Lien Term Loan Facility, in an amount equal to 1.00% of the amount prepaid prior to the date that is six (6) months from the closing date of the Credit Facilities solely to the extent such prepayment is in connection with a non-acquisition related refinancing that reduces the effective yield of the debt, and (ii) with respect to the Second Lien Term Loan Facility, in an amount equal to (a) 2.00% of the amount repaid prior to the date that is one (1) year from the closing date of the Credit Facilities and (b) 1.00% of the amount repaid after the date that is one (1) year from the closing date of the Credit Facilities but prior to the date that is two (2) years from the closing date of the Credit Facilities. The first lien term loans under the Credit Facilities will amortize 1% per annum in equal quarterly installments until the final maturity date. The remaining aggregate principal amount of the term loans under the Credit Facilities will be due on their respective maturity dates.

Guarantors. All obligations under the Credit Facilities will be guaranteed by Parent and each existing and future direct and indirect, domestic subsidiaries of Purchaser, subject to certain limitations.

Security. The obligations of Purchaser and the guarantors under the Credit Facilities and under any interest rate protection or other hedging arrangements entered into with any Debt Commitment Parties (or any affiliates of the foregoing), will be secured, subject to permitted liens and other agreed upon exceptions on a first priority basis by a perfected security interest in all of Purchaser’s and each guarantor’s existing or after-acquired personal property, including all of the capital stock of Purchaser and all of the capital stock in first-tier, wholly-owned restricted subsidiaries directly held by the Purchaser or any guarantor (limited, in the case of first-tier foreign subsidiaries, to 100% of the non-voting equity interests (if any) and 65% of the voting equity interests of such subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Other Terms. The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include customary events of defaults including a change of control to be defined.

The foregoing summary of certain provisions of the Debt Commitment Letter are qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO, which is incorporated by reference.

Equity Financing. Parent has received an equity commitment letter from VEPF III and VEPF IV (“Equity Commitment Letter”), pursuant to which VEPF III and VEPF IV have committed to contribute to Parent an amount equal to $660 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash in immediately available funds for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Per Share Amount and/or Merger Consideration, as applicable, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement, including fees and expenses directly related to the debt financing required to be paid by Parent, Purchaser and the Surviving Corporation. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Equity Financing.” The funding of the Equity Financing is subject to (i) the satisfaction, or waiver by Parent and Purchaser (with the prior written approval of VEP III and VEP IV), of all conditions of the Offer as of the Expiration Time, (ii) the contemporaneous funding of the Debt Financing at the Acceptance Time (see Section 11—“The Merger Agreement”), and (iii) the contemporaneous consummation of the acquisition of the Shares tendered in the Offer at the Acceptance Time.

The Company is a third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which include the right of the Company to seek an injunction, or other appropriate form of specific performance or equitable relief, to cause Parent and Purchaser to cause, or to directly cause, VEPF III and VEPF IV to fund, directly or indirectly, the Equity Financing as, and only to the extent provided in the Equity Commitment Letter.

The obligation of each of VEPF III and VEPF IV to fund its equity commitment will expire upon the earliest to occur of (i) the effective time of the Merger, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the date as of which VEPF III and VEPF IV or their assigns funds an amount equal to the commitment under the Equity Commitment Letter, or (iv) the date on which any claim is brought under, or a legal proceeding is initiated against VEPF III or VEPF IV or any of their respective affiliates in connection with the Equity Commitment Letter (with the exception of certain claims related to the merger or the equity funding or under the Limited Guarantee, all as specified in the Limited Guarantee (defined below)).

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Limited Guaranty. Concurrently with the execution and delivery of the Equity Commitment Letter, VEPF III and VEPF IV executed and delivered to the Company a limited guarantee in favor of the Company in respect of certain of Parent’s and Purchaser’s liabilities and obligations under the Merger Agreement (“Limited Guarantee”), provided that in no event will VEPF III or VEPF IV incur obligations totaling more than approximately $64.0 million in the aggregate under the Limited Guarantee.

The obligations of each of VEPF III and VEPF IV under the Limited Guarantee terminate upon the earliest to occur of: (a) the Effective Time, (b) the termination of the Merger Agreement by mutual written consent of Parent and the Company pursuant to the Merger Agreement, (c) the termination of the Merger Agreement by the Company pursuant to Section 7.1(h) thereof, (d) the payment of the entire Parent Termination Fee or an amount of the obligations guaranteed by the Limited Guarantee (the “Guaranteed Obligations”) equal to the Parent Liability Limitation, (e) the date that is thirty (30) days following the valid termination of the Merger Agreement in accordance with its terms (other than terminations for which clauses (b) or (c) applies), unless prior to the expiration of such thirty (30) day period (i) the Company shall have delivered a written notice with respect to any of the Guaranteed Obligations asserting that VEPF III, VEPF IV, Parent or Purchaser is liable, in whole or in part, for any portion of Guaranteed Obligation, and (ii) the Company shall have commenced a legal proceeding against VEPF III, VEPF IV, Parent or Purchaser alleging the Parent Termination Fee is due and owing, or that Parent or Purchaser are liable for any other payment obligations under the Merger Agreement or against VEPF III and VEPF IV that amounts are due and owing from them pursuant to the Limited Guarantee, in which case this Limited Guarantee shall survive solely with respect to amounts so alleged to be owing.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

VEPF III and VEPF IV (collectively referred to in this Section 10 as “Vista”) are engaged in (among other activities) managing and making equity and debt investments in software, data and technology-enabled businesses. The following is a description of Vista’s participation in a process with the Company that culminated in the execution of the Merger Agreement. For a review of the Company’s activities relating to that process, including its activities regarding other bidders for the Shares, you are referred to the Company’s Schedule 14D-9 that will be mailed to stockholders.

Vista engages in discussions with regard to potential transactions of public and private companies both in response to company-initiated processes as well as proactively independent of existing sale processes.

Vista had previously identified the Company as an attractive fit for its investment strategy given the Company’s leadership position in cloud-based Activity and Participant Management™ (APM) solutions.

On June 13, 2013, representatives of Citigroup Global Markets Inc. (“Citi”), financial advisor to the Company Board, had a telephone call with Vista regarding Vista’s potential interest in the Company. In that conversation, Vista indicated to Citi that it was possible that Vista would acquire an ownership stake in the Company through open market purchases.

On July 22, 2013, representatives of Vista and Citi had another discussion regarding the Company. During the call, Vista indicated that one of its funds had acquired an ownership stake in the Company of approximately 2%. Vista also expressed that it would be interested in evaluating a transaction with the Company if the Company decided to engage in a strategic review process.

On July 30, 2013, Citi and Vista participated in a telephone call in which Citi informed Vista that the Company was considering pursuing a process to explore its strategic alternatives, including a potential sale of the Company. Representatives of Citi indicated to Vista that the Company would contact a number of parties, in addition to Vista, to participate in the process. Representatives of Citi indicated that it would provide Vista with a draft nondisclosure and standstill agreement at the appropriate time. Following the call with Citi, Mr. James Ford of Vista contacted Mr. Jon Belmonte, the Company’s interim chief executive officer, by telephone to introduce himself and Vista, to express Vista’s interest in the Company and to thank the Company for including Vista in the Company’s process.

On August 1, 2013, in connection with its regularly scheduled earnings release, the Company publicly announced its intention to evaluate its strategic alternatives.

On August 6, 2013, Vista entered into a nondisclosure and standstill agreement with the Company.

On August 4, 2013, Mr. Brian Sheth of Vista contacted Mr. Thomas N. Clancy, the chair of the strategic transactions committee (the “Committee”) of the Company Board, by email to introduce himself and Vista, to register Vista’s interest in the Company and to thank the Company for including Vista in the Company’s process. In addition, Mr. Sheth requested an in-person introductory meeting with Mr. Clancy in the near future.

On August 9, 2013, the Company provided Vista access to an electronic data room. The electronic data room contained financial and operational information on the Company.

On August 19, 2013, Citi provided to Vista a first round bid process letter describing the bid process and a timeline for a potential sale of the Company. The process letter indicated that interested parties should deliver to the Company initial non-binding indications of interest by September 4, 2013.

On August 21, 2013, representatives of Vista had a due diligence teleconference with the Company’s senior management and representatives of Citi. In addition, on that same date, Mr. Clancy met in person with Mr. Sheth of Vista. At that meeting, Mr. Sheth further introduced the fund to Mr. Clancy and stressed to Mr. Clancy Vista’s track record as a buyer in successfully completing acquisitions.

On September 4, 2013, Vista submitted a non-binding indication of interest to the Company. Vista’s indication of interest referenced a single purchase price at $12.75 per share in cash. Vista’s indication of interest also noted that it was prepared to move aggressively to provide speed and certainty to the process and included a request that in person presentations be scheduled with the Company’s senior management beginning on September 10, 2013.

On September 6, 2013, representatives of Citi called Vista to discuss its initial indication of interest and to invite Vista to participate in the second round of the process. Representatives of Citi informed Vista that it would be granted access to an electronic data room. Representative of Citi and Vista discussed scheduling in-person meetings with the Company’s senior management on September 12 and 13, 2013. Representatives of Citi also informed Vista that it would be permitted to contact its financing sources.

On September 9, 2013, Vista was given access to a more fulsome electronic data room containing more detailed information about the Company.

On September 12, 2013 and September 13, 2013, the Company’s senior management held an in-person due diligence session with Vista and its representatives.

On September 20, 2013, the proposed form of merger agreement was both posted to the electronic data room and provided to Vista by representatives of Citi. The proposed form of merger agreement contemplated a two-step tender offer/merger structure. Representatives of Citi or DLA Piper (US) LLP (“DLA Piper”) spoke with Vista and encouraged Vista to submit any proposed revisions to the proposed form of merger agreement to DLA Piper (US) LLP (“DLA Piper”), the Company’s legal advisor by September 27, 2013.

On September 22, 2013, representatives of Vista’s financial advisor, Bank of America Merrill Lynch (“BofA Merrill Lynch”), and Vista’s outside legal advisors, Kirkland & Ellis LLP (“Kirkland”), contacted Citi and DLA Piper, respectively, to inform them that the following day Vista would possibly submit to the Company a proposal to acquire the Company which would include Vista’s comments to the proposed form of merger agreement as well as commitment letters from financing sources to provide financing sufficient to consummate the acquisition.

On September 23, 2013, representatives of Citi provided a final bid process letter to Vista. In the letter, Citi required Vista to submit drafts of its debt and equity commitment and sponsor limited guarantees, along with a binding proposal to acquire the Company, on or before October 8, 2013.

On the evening of September 23, 2013, Vista submitted to the Company a definitive, proposal to acquire the Company for $12.75 per share in cash, including a fully executed debt commitment letter, an equity commitment letter for Vista, a limited guarantee in favor of the Company from Vista and comments to the proposed form of merger agreement. The proposal letter also provided that the proposal would expire if a definitive agreement was not entered into before 5 p.m. Pacific time on September 25, 2013.

The revised draft of the merger agreement submitted by Vista provided for a limited exception to the “no shop” provision that would permit the Company to continue negotiations following the execution of a definitive merger agreement until October 11, 2013 in connection with acquisition proposals received from certain “excluded parties” who had submitted acquisition proposals before announcement of a definitive agreement with Vista. The draft provided a break-up fee equal to 1.75% of the equity value of the transaction if the Company elected to terminate the Vista transaction to accept a superior proposal from an excluded party on or prior to October 11, and a break-up fee equal to 3.5% of the equity value of the transaction if the Company elected to terminate the Vista transaction to accept a superior proposal from any party that was not an excluded party or if the Company elected to terminate the transaction after October 11. The draft also provided that the Company would be required to reimburse Vista up to 0.5% of the equity value of the transaction in the event the agreement was terminated because the Company willfully breached its representations, warranties or covenants in the merger agreement.

On the evening of September 25, 2013, representatives of Citi called Vista to discuss its proposal, including the price per share offered by Vista, and DLA Piper distributed a revised mark-up of the proposed merger agreement to Kirkland. Representatives of Citi informed Vista that their proposed price per share would not be sufficient to cause the Company Board to enter into a transaction prior to the bid date.

On September 26, 2013, Vista verbally informed representatives of Citi that they would be prepared to increase their proposal to $13.00 per share. At that time, Citi reiterated that Vista’s proposed price per share would not be sufficient to cause the Company Board to enter into a transaction prior to the bid date.

Over the course of September 26, 2013 and September 27, 2013, Vista had multiple discussions with Citi, and Kirkland had multiple discussions with DLA Piper, regarding the proposal submitted on September 23rd and the revised version of the proposed merger agreement. Citi informed Vista that there was another party that was ready to make a definitive proposal and if such proposal were sufficiently compelling, the Committee might find itself in a position to consider accelerating the process so that it would conclude prior to October 8, 2013.

Early in the day on September 27, 2013, Kirkland sent a revised merger agreement on behalf of Vista to DLA Piper.

On the evening of September 27, 2013, DLA Piper sent a revised merger agreement to Kirkland.

On the morning of September 28, 2013, DLA Piper and Kirkland discussed and finalized the terms of the merger agreement with the exception of the final offer price and proposed termination fees. Later, on the afternoon of September 28, 2013, the Company Board received Vista’s best and final proposal.

Pursuant to Vista’s best and final proposal, Vista agreed to raise its offer price to $14.50 per share and proposed a termination fee payable by the Company in the event the Company terminated the merger agreement to enter into an agreement with an “excluded party” equal to 1.25% of the equity value of the transaction and proposed a termination fee payable by the Company in other circumstances equal to 3.0% of equity value. Vista also proposed that the Company be permitted to discuss acquisition proposals with certain “excluded parties” until October 21, 2013, noting that such date was after the due date for binding proposals in the Company’s final-round process letter.

On the evening of Saturday, September 28, shortly following a meeting of the Company Board, representatives of the Company informed representatives of Vista that its proposal had been accepted by the Company Board.

On the evening of Saturday, September 28, 2013, the parties executed the merger agreement and the limited guarantee and Vista provided an executed equity commitment letter and a fully executed debt commitment letter with respect to the financing of the aggregate merger consideration.

On Monday, September 30, 2013, before the opening of trading on the New York Stock Exchange, the Company and Vista issued a joint press release announcing the execution of the merger agreement.

On October 4, 2013, the parties filed a Premerger Notification and Report Form under the HSR Act.

On October 8, 2013, Purchaser commenced the Offer.

11.	The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning the Company.” Capitalized terms used but not defined in this section will have the respective meanings given to them in this Offer to Purchase. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer to purchase all of the Shares at a price per share equal to the Per Share Amount as promptly as practicable after the date of the Merger Agreement (and in any event no later than October 8, 2013), and that, subject only to the satisfaction, or waiver by Purchaser or Parent, of the Tender Offer Conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser to) consummate the Offer in accordance with its terms and accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable (and in any event within three business days) after the Expiration Time. The initial expiration date of the Offer will be 112:00 midnight, New York City time, on November 6, 2013 (one minute after 11:59 P.M., New York City time, on November 5, 2013).

Terms and Conditions of the Offer. The obligations of Purchaser to, and Parent to cause Purchaser to, accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the Tender Offer Conditions described in Section 15—“Conditions of the Offer.” The Tender Offer Conditions are for the sole benefit of Purchaser and Parent. Purchaser and Parent expressly reserve the right to waive (in whole or in part) any Tender Offer Condition at any time and from time to time, to increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of the

Company, Purchaser will not (i) decrease the Per Share Amount, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the Tender Offer Conditions in a manner that is adverse to the holders of Shares or impose conditions to the Offer in addition to the Tender Offer Conditions, (v) amend, modify or waive the Minimum Condition, or (vi) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Time) in a manner other than pursuant to and in accordance with the Merger Agreement.

Extensions of the Offer. The Merger Agreement provides that Purchaser will, without the written consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of the NYSE, or any other applicable law, in each case, applicable to the Offer. If, as of the scheduled expiration of the Offer, any Tender Offer Condition is not satisfied and has not been waived, then Purchaser may, in its sole discretion (and without the consent of the Company or any other person) extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Tender Offer Condition to be satisfied. In addition, Purchaser has the right, in its sole discretion, to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five (5) business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (x) Parent and Purchaser have waived the Financing Proceeds Condition, (y) all of the Tender Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction or waiver of such conditions) and (z) the Debt Financing (or any alternative financing contemplated by the Merger Agreement) has not actually been received by Purchaser or Parent. Purchaser also has a one-time right to extend the Offer for a period of up to five (5) business days if (x) the Financing Proceeds Condition has been satisfied or waived less than five (5) business days prior to the then-scheduled Expiration Time of the Offer and (y) all of the other Tender Offer Conditions have been satisfied or waived at the then scheduled Expiration Time of the Offer. If, as of the then-scheduled Expiration Time, any Tender Offer Condition has not been satisfied or waived, then, at the request of the Company, Purchaser will (and Parent will cause Purchaser to) extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Tender Offer Condition to be satisfied or waived.

The Merger Agreement provides that Purchaser will not be (i) required to accept for payment, and pay for, Shares validly tendered (and not withdrawn) pursuant to the Offer until the Marketing Period has been completed, (ii) required to extend the Offer beyond the End Date or (iii) permitted to extend the Offer beyond the earliest to occur of the valid termination of the Merger Agreement and the End Date without the prior written consent of the Company.

If the Acceptance Time occurs, but there has been a 251(h) Inapplicable Determination, and the number of Shares that have been validly tendered and not properly withdrawn in the Offer, together with any Shares then owned by Parent or any Subsidiary of Parent (assuming exercise of the Top-Up Option in full and excluding from such ownership Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), is less than 90% of the outstanding Shares, Purchaser may, in its sole discretion, commence a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act and one or more extensions thereof.

The Merger Agreement provides that Purchaser may not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company, except for a termination of the Merger Agreement permitted in accordance with its terms. In the event that the Merger Agreement is terminated pursuant to its terms, Purchaser is required to (and Parent is required to cause Purchaser to) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, not acquire any Shares pursuant thereto, and cause any depositary acting on its behalf to promptly return in accordance with applicable law all tendered Shares to the registered holders thereof.

Recommendation

The Company has represented in the Merger Agreement that the Board has, at a meeting duly called and held, unanimously (i) approved the execution, delivery and performance by the Company of the Merger Agreement, (ii) determined that the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, adopt the Merger Agreement and approve the Merger, and (iv) declared that the Merger Agreement and the transactions contemplated thereby are advisable. We refer to the recommendation in clause (iii) above as the “Company Board Recommendation.”

The Company’s Board of Directors

The Merger Agreement provides that, effective upon the Acceptance Time and from time to time thereafter, Parent will be entitled to designate up to such number of directors (rounded up to the next whole number) on the Board equal to the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) a fraction, the numerator of which is the number of Shares owned by Purchaser and Parent (giving effect to Shares accepted for payment pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares.

The Company and the Board will, after the purchase of and payment for Shares by Purchaser pursuant to the Offer, upon request of Purchaser, promptly increase the size of the Board or use reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Parent’s designees to be so elected to the Board, and will use reasonable best efforts to cause Parent’s designees to be so elected. In addition, subject to applicable law, the Company will use reasonable best efforts to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) of each committee of the Company Board as the percentage represented by such individuals on the Board as a whole.

Purchaser, Parent and the Company will use their respective reasonable best efforts to cause the Board to include, at all times prior to the Effective Time, the Continuing Directors. If at any time prior to the Acceptance Time there are fewer than three (3) Continuing Directors on the Board for any reason, the Board will cause the person(s) designated by the remaining Continuing Director(s) to fill such vacancy, or if no Continuing Directors then remain, the other directors of the Company then in office will designate three (3) persons to fill such vacancies who are not directors, officers, employees, stockholders, designees or affiliates of Purchaser or Parent.

Top-Up

Immediately following the Acceptance Time, in accordance with the terms of the Merger Agreement, the Merger will be completed without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. If Parent and the Company determine that the Acceptance Time occurs but the Merger is not eligible to be effected pursuant to Section 251(h) of the DGCL, and if Purchaser does not acquire at least 90% of the Shares on a fully-diluted basis in the Offer (which would permit the Merger to be completed without a vote of the stockholders of the Company pursuant to Section 253 of the DGCL), then under the Merger Agreement the Company has granted to Purchaser an irrevocable option, exercisable only once and only upon the terms and subject to the conditions set forth in the Merger Agreement, and only for so long as the Merger Agreement has not been terminated, to purchase at a price per share equal to the Per Share Amount an aggregate number of validly issued, fully paid and nonassessable Shares equal to up to the number of then-available authorized and unissued Shares. Purchaser may not exercise the Top-Up Option unless immediately after such exercise and the issuance of the Shares pursuant to the Top-Up Option, Purchaser and Parent would own at least 90% of the Shares outstanding and unless Purchaser, among other things, irrevocably commits upon acquisition of the Top-Up Shares to immediately effect the Merger.

The Top–Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short–form” merger without a vote of the stockholders of the Company pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. Upon the terms and subject to the conditions set forth in the Merger Agreement, in the event that, following consummation of the Offer and the exercise of the Top-Up Option, the adoption of the Merger Agreement by the stockholders of the Company is not required by applicable law in order to consummate the Merger, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer in accordance with applicable Delaware law without convening a meeting of the stockholders of the Company.

The purchase price for the purchase by Purchaser of the Top-Up Shares will be paid to the Company, at Purchaser’s option, either (i) in cash, by wire transfer of same-day funds, or (ii) by (A) paying by check or in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) executing and delivering to the Company a promissory note (with full recourse to Purchaser and Parent) having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (A). Any such promissory note will be due on the first anniversary of the purchase of the Top-Up Shares and bear simple interest at the rate of 5% per annum, payable in arrears at maturity.

Pursuant to the Merger Agreement, Parent, Purchaser and the Company agreed that the issuance of the Top-Up Shares will not be taken into account in any appraisal proceeding under Section 262 of the DGCL, and none of the parties will take any position to the contrary at any appraisal proceeding.

The Merger

The Merger Agreement provides that, following completion of the Offer, and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will be the Surviving Corporation in the Merger and will become a wholly-owned subsidiary of Parent.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time, the Company’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to read as set forth in the applicable exhibit to the Merger Agreement, and as so amended, will be the certificate of incorporation of the Surviving Corporation. The Company’s bylaws as in effect immediately prior to the Effective Time will be amended and restated in its entirety to read as set forth in the applicable exhibit to the Merger Agreement, and as so amended, will be the bylaws of the Surviving Corporation. The directors and officers of the Surviving Corporation will from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

Merger Closing Conditions. The respective obligations of each of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of the following conditions:

•	the affirmative vote of holders of a majority of Shares outstanding and entitled to vote at a stockholders’ meeting to adopt the Merger Agreement shall have been obtained, if required by applicable law;

•	the waiting periods applicable to the consummation of the Merger and the Offer under the HSR Act (or any extension thereof) and any other antitrust law shall have expired or been terminated;

•	no law, order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body shall be in effect enjoining, restraining, preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal; and

•	Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither Purchaser nor Parent shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not properly withdrawn pursuant to the Offer.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company (or held in its treasury), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to appraisal rights under Section 262 of the DGCL and properly exercises and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be converted into the right to receive the Per Share Amount without interest and less any applicable withholding taxes, if any. All Shares converted into the right to receive the Per Share Amount shall automatically be canceled and cease to exist.

Payment for Shares. The Merger Agreement provides that on or prior to the Merger, Parent will select a reputable bank or trust company to act as payment agent in the Merger (the “Paying Agent”). At the Effective Time or as promptly as practicable thereafter, Parent will deposit with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable to the stockholders in connection with the Merger.

The Merger Agreement provides that the Paying Agent will mail to the record holders of Certificates or book-entry shares immediately prior to the Effective Time a letter of transmittal in customary form reasonably acceptable to the Company and instructions for use in effecting the surrender of Certificates in exchange for Merger Consideration.

The Paying Agent will pay the Merger Consideration to the stockholders upon receipt of (i) surrendered certificates representing the Shares and (ii) a validly executed letter of transmittal or receipt of an “agent’s message” by the Paying Agent in the case of book-entry shares and any other items reasonably required by the Paying Agent or Parent. No interest will be paid or accrued on the cash payable upon the surrender or transfer of any Certificate or book-entry share. Each of the Paying Agent, Purchaser, Parent and the Surviving Corporation are entitled to deduct and withhold from the Per Share Amount, Merger Consideration or any other payments made in connection with the Merger Agreement any applicable withholding taxes.

At any time one (1) year after the Effective Time, Parent may demand that any portion of the funds made available to the Paying Agent that remains unclaimed or undistributed to holders of Certificates or book-entry shares be delivered to Parent, and thereafter, any holders of Certificates (other than with respect to any Shares held by a holder who has made a demand for appraisal of such Shares in accordance with Section 262 of the DGCL) who have not theretofore surrendered their Certificates or book-entry shares prior to that time shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration. Any amounts remaining unclaimed by such holders two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental body) will become, to the extent permitted by applicable law, the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

Treatment of Equity Awards. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, and conditioned on the occurrence of the Effective Time, each unvested Option outstanding immediately prior to the Effective Time will fully vest and become exercisable, and to the extent not exercised prior to the Effective Time, each Option will be canceled, with each former holder of any such canceled Option becoming entitled to receive, at the Effective Time or as soon as practicable thereafter (but in no event later than ten

(10) business days thereafter), in consideration of the cancellation of such Option, an amount in cash (without interest and subject to deduction for any required withholding tax), equal to the product of (A) the excess, if any, of the Per Share Amount over the exercise price per share of each such Option and (B) the number of Shares underlying such Option. If the exercise price per share of any such Option is equal to or greater than the Per Share Amount, such Option will be cancelled and terminated without any cash payment being made in respect thereof.

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, (i) all unvested time based restricted stock units, performance based restricted stock units or market stock units outstanding as of immediately prior to the Effective Time will fully vest, and (ii) each time based restricted stock unit, performance based restricted stock unit or market stock unit that is outstanding immediately prior to the Effective Time will be canceled at the Effective Time, and, in exchange therefor, the Surviving Corporation will pay to each former holder of any such time based restricted stock unit, performance based restricted stock unit or market stock unit, at the Effective Time or as soon as practicable thereafter (but in no event later than ten (10) business days thereafter), an amount in cash (without interest and subject to deduction for any required withholding tax) equal to the product of (A) the Per Share Amount and (B) the number of Shares subject to such time based restricted stock unit, performance based restricted stock unit or market stock unit. Any payment in respect of any time based restricted stock unit, performance based restricted stock unit or market stock unit which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code will be made on the applicable settlement date for such time based restricted stock unit, performance based restricted stock unit or market stock unit if required in order to comply with Section 409A of the Code.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Company, Parent and Purchaser.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	the corporate organization and qualification of the Company and its subsidiaries;

•	the Company’s capital structure;

•	the Company’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by the Company of the Merger Agreement and the enforceability of the Merger Agreement against the Company;

•	the Company’s subsidiaries;

•	the Company’s filings with the SEC and financial statements;

•	the absence of certain changes involving the Company and its subsidiaries since certain specified dates;

•	the absence of legal proceedings involving the Company and its subsidiaries;

•	the accuracy of the information supplied by the Company for inclusion in certain SEC filings relating to the Offer;

•	broker’s or finder’s fees;

•	employee benefits matters;

•	the fairness opinion delivered to the Company by Citigroup Global Markets Inc. as financial advisor to the Company;

•	tax matters;

•	environmental matters;

•	compliance with laws by the Company and its subsidiaries;

•	intellectual property matters;

•	employment matters;

•	insurance coverage;

•	material contracts;

•	real property matters;

•	compliance with privacy laws and data protection policies;

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger;

•	the shareholder vote required to approve the Merger Agreement; and

•	government contracts.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things:

•	the corporate organization and valid existence of Parent and Purchaser;

•	Parent’s and Purchaser’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and Purchaser;

•	the absence of conflicts with the organizational documents of Parent or Purchaser, or applicable law;

•	the absence of legal proceedings involving Parent or Purchaser challenging the Merger;

•	the limited prior activities of Purchaser;

•	the accuracy of the information supplied by Parent or Purchaser for inclusion in certain SEC filings relating to the Offer;

•	Purchaser’s and Parent’s non-reliance on estimates, projections, forecasts, forward-looking statements and business plans provided by the Company;

•	the financing commitments obtained by Parent for the transactions contemplated by the Merger Agreement;

•	the Guarantee;

•	the Surviving Corporation’s solvency after giving effect to the transactions contemplated by the Merger Agreement; and

•	ownership of the Company’s common stock by Parent, Purchaser and their respective affiliates.

None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.”

For purposes of the Merger Agreement, “Company Material Adverse Effect” means any event, condition, change, occurrence or development, circumstance or effect that, individually or in the aggregate, has had or would be reasonably expected to have a material adverse effect on (i) the business, operations, assets, liabilities or financial condition of the Company and its subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by the Merger Agreement. For purposes of clause (i) above, none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably expected to be, a Company Material Adverse Effect:

•	general political, economic or market conditions or general changes or developments in the industry in which the Company and its subsidiaries operate, except to the extent the Company and its subsidiaries are adversely affected disproportionately relative to other participants in such industry,

•	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war (whether declared or not), national or international calamity or any other similar event, except to the extent the Company and its subsidiaries are adversely affected disproportionately relative to other participants in such industry,

•	from the transactions contemplated by the Merger Agreement, including the Offer and Merger, or the announcement or pendency thereof (other than for purposes of any representation or warranty made by the Company with respect to the Company’s corporate power and authority to enter into the Merger Agreement), including to the extent so resulting in any reduction in billings or revenue or any loss of employees of the Company or its subsidiaries or disruption in (or loss of) customer, supplier, distributor, landlord, partner or similar relationships attributable to the announcement or pendency of the transactions contemplated by the Merger Agreement, including the Offer and Merger;

•	changes in law or any applicable accounting regulations,

•	changes in the price or trading volume of the Company’s stock (provided that the underlying cause of such change in price or trading volume may be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect),

•	any failure by the Company to meet public or internal revenue, earnings or other projections (provided that the underlying cause of such failure may be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect),

•	any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective affiliates,

•	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency, or

•	the taking of any action required by the Merger Agreement.

Conduct of Business of the Company

The Merger Agreement provides that except (i) as expressly contemplated, required or permitted by the Merger Agreement, (ii) as required by applicable law, (iii) as set forth in disclosure letter that the Company delivered to Parent in connection with the execution of the Merger Agreement, or (iv) as consented to in writing (which consent will not be unreasonably withheld, conditioned or delayed) by Parent, during the period of time between the date of the signing of the Merger Agreement and the Effective Time, the Company will, and will cause its subsidiaries to:

•	ensure that it conducts its business (x) in the ordinary course consistent with past practices; and (y) in material compliance with all applicable laws;

•	use commercially reasonable efforts to ensure that it preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its satisfactory relations and goodwill with material suppliers, landlords, and other persons having material business relationships with the Company; and

•	keep in full force and effect all appropriate insurance policies covering all material assets of the Company.

The Company has also agreed that, except (i) as expressly contemplated, required or permitted by the Merger Agreement, (ii) as required by applicable law, (iii) as set forth in the disclosure letter that the Company delivered to Parent in connection with the execution of the Merger Agreement, or (iv) as consented to in writing by Parent which consent will not be unreasonably withheld, conditioned or delayed, during the period of time between the date of the signing of the Merger Agreement and the Effective Time, the Company will not, and will cause its subsidiaries not to:

•	declare or pay any dividend or make any other distribution;

•	sell, issue or transfer any capital stock;

•	amend the terms of any outstanding equity awards;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

•	form any subsidiary, acquire any equity interest or other interest in any other entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•	effect or become a party to any merger, consolidation, business combination, recapitalization, stock split or similar transaction;

•	enter into any agreement that grants any right of refusal or offer or which would explicitly impose any material restriction on the right or ability of the Company or any subsidiary to compete or operate in any location in the world;

•	amend, renew or terminate any material contract or enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract and required to be disclosed to Parent, other than in the ordinary course of business;

•	sell or otherwise dispose of, or lease or license any right or other asset or property of the Company or its subsidiaries;

•	pledge any material assets or permit any material assets, or any of its cash equivalents or short-term investments, to become subject to liens;

•	lend money or make capital contributions or advances to or make investments in any person or guarantee or incur any indebtedness;

•	make capital expenditures not provided for in the Company’s budget;

•	establish, adopt, terminate or amend any employee plan, or materially increase any of the benefits thereunder;

•	hire any individual on a full-time, part-time or consulting basis that would receive annual compensation in excess of $200,000;

•	implement any facility closings or reductions in force that could implicate the WARN Act;

•	other than as required by changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

•	make any material tax election, or adopt or change any material accounting method, amend any material tax return, enter into any material closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

•	settle, release, waive or compromise any legal proceeding or threatened legal proceeding or other claims, other than settlements, releases, waivers or compromises that result solely in obligations involving only the payment of monies by the Company or any subsidiaries of the Company of not more than $500,000 in the aggregate;

•	enter into any collective bargaining agreement or agreement to form a works council or other agreement with any labor organization or works council (except to the extent required by applicable law);

•	implement any legal entity restructuring with respect to the Company or any of its subsidiaries;

•	adopt a “shareholder rights plan” or poison pill; or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

No Solicitation

From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time, the Company and its subsidiaries will not and will cause its and their respective officers, directors, employees, agents, attorneys, accountants, advisors, investment bankers and representatives, whom we refer to collectively as “representatives,” not to, directly or indirectly through another person:

•	solicit, initiate or knowingly encourage any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal (as defined below);

•	enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to, any Acquisition Proposal (other than informing persons of the Company’s non-solicitation obligations under the Merger Agreement);

•	approve, endorse or recommend an Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to, any Acquisition Proposal or approve, endorse, recommend or enter into any letter of intent, memorandum of understanding or other contract relating to an Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to, any Acquisition Proposal or which would require the Company to abandon or terminate its obligations under the Merger Agreement; or

•	resolve, propose or agree to do any of the foregoing.

In addition, the Company agreed to, and agreed to cause its subsidiaries and its and their respective representatives to, immediately cease and cause to be terminated all discussions or negotiations with any person, request the prompt return or destruction of all confidential information theretofore furnished to any such person concerning the Company and its subsidiaries, cease providing any further information with respect to the Company or any Acquisition Proposal to any such person, and terminate access for any such persons to any physical or electronic data room. However, until October 21, 2013 (the “Excluded Party Deadline”), the Company is permitted to continue discussions and negotiations with any person or group of persons who has made an Acquisition Proposal prior to the date of the Merger Agreement or with whom the Company has been actively engaged in discussions or negotiations with respect to an Acquisition Proposal as of the date of the Merger Agreement (an “Excluded Party”) which could reasonably be expected to result in a Superior Proposal (as defined below). Following the Excluded Party Deadline, all of the restrictions described in this section entitled “No Solicitation” will be applicable to the Excluded Parties.

Notwithstanding the restrictions described above, at any time prior to the earlier of the Acceptance Time and the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares then outstanding and entitled to vote at the stockholder meeting (the “Company Stockholder Vote”), if the Company’s receives an unsolicited written Acquisition Proposal (or an Acquisition Proposal made by an Excluded Party prior to the Excluded Party Deadline) which was made or renewed on or after the date of the Merger Agreement and did not result from any breach of the restrictions described in this section titled “No Solicitation,” that the Board determines in good faith (after consultation with its financial advisor) constitutes or would reasonably be expected to result in a Superior Proposal and (after receiving the advice of its outside counsel) that failure to take such action would be inconsistent with the Board’s fiduciary duties under applicable law, the Company may:

•	furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal (and such person’s representatives); provided, however, that the Company and such person enter into a customary confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the confidentiality agreement between Parent and the Company; and provided further, that the Company must promptly (and in any event within 24 hours) after it is provided to such person making such Acquisition Proposal provide to Purchaser or Parent any material non-public information concerning the Company or its subsidiaries provided or made available to the person making such Acquisition Proposal, to the extent not previously provided to Purchaser or Parent; and

•	participate in discussions or negotiations with the person making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal.

The Company has agreed that it will promptly advise Parent in writing, in no event later than 24 hours after receipt of any Acquisition Proposal (including any Acquisition Proposal received from any Excluded Party) and will, unless expressly prohibited by the terms of an agreement of confidentiality or non-disclosure in effect as of the date of the Merger Agreement, indicate the identity of the person making such Acquisition Proposal and the material terms and conditions of any proposal or offer or the nature of any inquiries or contacts. The Company is required to keep Parent reasonably informed of all material developments affecting the status and the material terms of any such Acquisition Proposal. The Company has also agreed that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits the Company from providing any information to Parent in accordance with its obligations as described in this section titled “No Solicitation.”

The Company Board’s Recommendation. Subject to the provisions described below, the Board agreed to recommend that the holders of Shares tender their Shares to Purchaser pursuant to the Offer and, if required by applicable legal requirements, adopt the Merger Agreement.

The Merger Agreement provides that the Board will not: (i) fail to make, withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Company Board Recommendation (including any failure to include the Company Board Recommendation in the Schedule 14D-9, when mailed) (a “Change in Company Board Recommendation”); or (ii) adopt, approve, recommend, endorse or otherwise declare advisable (or make any public announcement of its decision to adopt, approve, recommend or otherwise declare advisable) any Acquisition Proposal or the adoption thereof or any contract with respect to any Acquisition Proposal, that would require, or would reasonably be expected to cause the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement, including the Offer and Merger, or allow the Company or any subsidiary of the Company to execute or enter into any such contract (other than a confidentiality agreement of the type permitted as described above).

Notwithstanding the foregoing, the Board may, at any time prior to the earlier of the Acceptance Time and the Company Stockholder Vote, effect a Change in Company Board Recommendation in response to any Change in Circumstance (as defined below) other than in connection with an Acquisition Proposal, if:

•	the Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would reasonably constitute a breach of its fiduciary duties under applicable law;

•	the Company will have given Parent written notice of its intention to make such a Change in Company Board Recommendation (a “Recommendation Change Notice”); and

•	(1) the Company will have specified the Change in Circumstance in reasonable detail, (2) the Company will have given Parent two (2) business days after Parent’s receipt of the Recommendation Change Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Change in Company Board Recommendation, and will have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside counsel, the Board will have, following such two (2) business day period, determined, in good faith, that the failure to make the Change in Company Board Recommendation in response to such Change in Circumstance would reasonably constitute a breach of its fiduciary duties under applicable law.

The Board may also, at any time prior to the earlier of the Acceptance Time and the Company Stockholder Vote, if the Company has received a written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of the Company’s obligations as described in this section titled “No Solicitation”) from any person that has not been withdrawn and after consultation with its financial advisor and outside counsel, the Board has concluded, in good faith, that such Acquisition Proposal is a Superior Proposal, then the Company may terminate the Merger Agreement to enter into an agreement which gives effect to such Superior Proposal, if:

•	the Board determines in good faith, after consultation with outside counsel, that the failure to do so would reasonably constitute a breach of its fiduciary duties under applicable law;

•	the Company has given Parent written notice of its intention to terminate the Merger Agreement in response to a Superior Proposal (a “Superior Proposal Notice”) (which must contain a description of the material terms and conditions of such Superior Proposal, including a copy of the agreement providing for such Superior Proposal in the form to be entered into); and

•	(1) the Company will have given Parent two (2) business days after Parent’s receipt of the Superior Proposal Notice to propose revisions to the terms of the Merger Agreement or make a new or modified proposal so that such Acquisition Proposal, in light of such proposed revisions or new or modified proposal by Parent, would no longer constitute a Superior Proposal, and will have negotiated in good faith with Parent with respect to such proposed revisions or new or modified proposal, if any, and (2) after considering the results of such negotiations and giving effect to such proposals made by Parent, if any, after consultation with outside counsel, the Board will have, following such two (2) business day period, determined, in good faith, that the Acquisition Proposal that is the subject of the Superior Proposal Notice is a Superior Proposal and that the failure to terminate the Merger Agreement would reasonably constitute a breach of the fiduciary duties of the Board under applicable law.

The restrictions and procedures described above relating to a Change in Company Board Recommendation or termination of the Merger Agreement in response to either a Superior Proposal or a Change in Circumstances apply to any material amendment to any Acquisition Proposal or any material change to the facts and circumstances relating to the Change in Circumstances. Any such amendment or material change will require the Company to deliver a new Recommendation Change Notice or Superior Proposal Notice, as applicable, and a new two (2) business day period.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means any bona fide written offer, indication of interest or proposal relating to any transaction or series of related transactions (other than the Offer, Merger and other transactions contemplated by the Merger Agreement) involving:

•	any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of the Company; or (ii) the Company issues securities representing more than 20% of the outstanding shares of any class of voting securities of the Company;

•	any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of the Company and its subsidiaries that constitute or account for (i) 20% or more of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (ii) 20% or more of the fair market value of the assets of the Company; or

•	any liquidation or dissolution of the Company.

•	“Change in Circumstance” means any positive material event or development or material change in circumstances with respect to the Company that was (i) neither known to the Board nor reasonably expected as of or prior to the date hereof nor actually known by the chief executive officer, interim chief executive officer or chief financial officer of the Company nor reasonably expected as of or prior to the date hereof or (ii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances relating to VEPF III, VEPF IV, Parent, Purchaser or any of their affiliates, (C) clearance of the Merger under the HSR Act or other antitrust laws or (D) the mere fact the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date of the Merger Agreement in the market price or trading volume of the Shares or the credit rating of the Company (however, the underlying reasons for such events may constitute such material event, development or change in circumstances).

•	“Superior Proposal” means a bona fide written Acquisition Proposal that if consummated would result in a person or group (or the shareholders of any person) owning, directly or indirectly, (a) more than 50% of the outstanding Shares or (b) more than 50% of the assets of the Company and its subsidiaries, taken as a whole, in either case, which the Board determines in good faith (after consultation with its financial advisor): (i) to be reasonably likely to be consummated if accepted; and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement, any changes to the terms of the Merger Agreement offered by Parent in response to such Acquisition Proposal, the identity of the person making the Acquisition Proposal, and the anticipated timing, conditions and the ability of the person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals or any necessary financing).

Obligations with Respect to the Proxy Statement

The Merger Agreement provides that if, following the Acceptance Time, the Company Stockholder Vote is required by applicable law to consummate the Merger, the Company will as promptly as reasonably practicable following such determination, prepare and file with the SEC a proxy statement in preliminary form (collectively, as amended or supplemented, the “Proxy Statement”) that will be provided to the Company’s stockholders in connection with the solicitation of proxies for use at the meeting of the Company’s stockholders called to vote upon the Merger and other transactions contemplated by the Merger Agreement (the “Company Stockholders Meeting”), and (ii) promptly after the clearance by the SEC of the Proxy Statement (and in any event within three (3) business days of clearance), (x) establish a record date (which record date will be as soon as reasonably practicable) for and give notice of the Company Stockholders Meeting for the purpose of voting upon the adoption of the Merger Agreement, and (y) cause the Proxy Statement to be mailed to the Company’s stockholders as of the record date established for the Company Stockholders Meeting. Unless a Change in Company Board Recommendation has been effected, the Company has agreed to use reasonable best efforts to solicit proxies in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and will ensure that all proxies solicited in connection with the Company Stockholders Meeting are solicited in compliance with all applicable laws and all rules of the NYSE.

Financing Efforts

Each of Parent and Purchaser has agreed to use its reasonable best efforts to obtain the proceeds of the Financing on the terms and conditions described in the Financing Commitments, including using its reasonable best efforts to: (i) enforce (other than through litigation) its rights under the Debt Commitment Letter in the event of a breach thereof by the financing sources thereunder, (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments (including the flex provisions) or on terms no less favorable (taken as a whole), (iii) satisfy, or cause their representatives to satisfy, on a timely basis all conditions applicable to, and within the control of, Parent, Purchaser or Sponsor or their respective representatives in such definitive agreements, and (iv) upon the satisfaction of the Purchaser’s obligation to consummate the Offer or the Merger, as applicable, (A) consummate the Debt Financing and the Equity Financing, at the closing of the Offer (with respect to amounts required to consummate the Offer) and the closing of the Merger (with respect to amounts required to consummate the Merger) and (B) cause (other than through litigation) the lenders who are party to the Debt Financing Commitments and any other person providing Financing to fund the Financing at the closing of the Offer (with respect to amounts required to consummate the Offer) and closing of the Merger (with respect to amounts required to consummate the Merger).

Neither Purchaser nor Parent may agree to any amendments or modifications to, or grant any waivers of, any condition or other provision or remedy under the Financing Commitments or Financing Agreements without the prior written consent of the Company (which may be granted or withheld in the Company’s sole discretion), to the extent such amendments, modifications or waivers would (i) reduce the aggregate amount of aggregate cash proceeds available from the Financing (including by changing the amount of fees to be paid or original issue discount unless (x) the Debt Financing or the Equity Financing is increased by a corresponding amount or (y) the Debt Financing is otherwise made available to fund such fees or original issue discount) to fund the amounts required to be paid by Purchaser or Parent under the Merger Agreement (as compared to the amount of such aggregate proceeds contemplated under the Financing Commitments as in effect on the date hereof), or (ii) impose new or additional conditions precedent or otherwise expands, amends or modifies any of the conditions precedent in a manner adverse to Purchaser, Parent or the Company, including any expansion, amendment or modification that would be reasonably likely to (A) prevent or delay or impair the ability of Purchaser and Parent to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (B) adversely impact the ability of Purchaser or Parent to enforce its rights or remedies against the other parties to the Financing Commitments or Financing Agreements or (C) make the timely funding of the Financing or satisfaction of the conditions precedent to obtaining the Financing any less likely to occur.

The Company has agreed to use its reasonable best efforts, and to cause its subsidiaries to use their reasonable best efforts to provide and cause their respective representatives to provide such customary cooperation as Parent may reasonably request to assist Parent in causing the conditions in the Debt Commitment Letter to be satisfied and with obtaining the Debt Financing.

Marketing Period

In addition to the other Tender Offer Conditions described in Section 15—“Certain Conditions of the Offer”, the Offer is conditioned upon the completion of the Marketing Period.

The “Marketing Period” is a period of eighteen (18) consecutive business days after the date of the Merger Agreement commencing on the first day on which Parent will have received from the Company the Required Information (defined below); provided that (a) no day during the period from November 28, 2013 through

December 1, 2013 will be considered a business day for purposes of determining the Marketing Period, and (b) if the Marketing Period were to commence but would not be completed in accordance with its terms prior to December 20, 2013, then the Marketing Period will commence no earlier than January 2, 2014. Notwithstanding the foregoing, the “Marketing Period” will not commence and will be deemed not to have commenced (A) prior to the commencement of the Offer or (B) if, on or prior to the completion of such eighteen (18) consecutive business day period, the Company will have publicly announced any intention to restate any material financial information included in the required information or that any such restatement is under consideration, in which case the Marketing Period will be deemed not to commence unless and until such restatement has been completed and the applicable required information has been amended or the Company has announced that it has concluded that no restatement will be required, and Parent will have the Required Information on the first day, throughout and on the last day of such new eighteen (18) consecutive business day period. “Required Information” includes such pertinent and customary information, to the extent reasonably available to the Company or its subsidiaries, regarding the Company and its subsidiaries, and any supplements thereto, as may be reasonably requested by Parent or Purchaser to consummate the Debt Financing and (B) at Parent’s or Purchaser’s request, with information regarding the Company and its subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its subsidiaries) customary for the arrangement of loans contemplated by the Debt Financing, to the extent reasonably available to the Company, the subsidiaries of the Company or its representatives and reasonably requested by Parent or Purchaser to assist in preparation of customary rating agency or lender presentations relating to such arrangement of loans, (y) furnishing all consolidated financial statements, pro forma consolidated financial statements, business and other financial data, and audit reports of the Company and its subsidiaries, and any supplements thereto required under the Debt Commitment Letter and written financial information reasonably necessary for the Parent and the financing sources to prepare the “Confidential Information Memorandum” referred to in the Debt Commitment Letter.

Efforts to Close the Transaction

In the Merger Agreement, each of Purchaser, Parent and the Company agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things reasonably necessary, proper or advisable under applicable law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from all governmental bodies and make all necessary registrations, declarations and filings with all governmental bodies, that are necessary to consummate the Offer and the Merger.

In addition, each of the Company, Parent and Purchaser agreed to use their reasonable best efforts to eliminate every impediment under the HSR Act and other antitrust laws. Such efforts include selling, licensing, assigning, transferring, divesting, holding separate or otherwise disposing of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Purchaser or any of their respective subsidiaries (but, with respect to the Company and its subsidiaries, only to the extent the Closing occurs). The parties also agreed to provide as promptly as reasonably practicable all information required by any governmental body pursuant to its evaluation of the transactions contemplated by the Merger Agreement under the HSR Act or other applicable antitrust laws.

Indemnification, Exculpation and Insurance

The Merger Agreement provides that from and following the Acceptance Time, Purchaser and Parent are required, and are required to cause the Company, Surviving Corporation or any of their respective applicable subsidiaries, to the extent permitted by applicable law, to indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and its subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of date of the Merger Agreement pursuant to the charter and organizational documents of the Company and its subsidiaries and the indemnification agreements in existence on the date of the Merger Agreement with any directors and officers of the Company and any of its subsidiaries. In addition, Purchaser and Parent are required to include and cause to be maintained in effect in the Company’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six (6) years after the closing of the Merger, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Company’s charter and organizational documents.

The Merger Agreement also provides that the Company will, at or prior to the closing of the merger, purchase a six (6) year “tail” prepaid policy on terms and conditions no less advantageous to the indemnified parties, or any other person entitled to the benefits described above, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Offer and the Merger. Purchaser and Parent are required to cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six (6) years after the closing of the Merger.

Employee Benefits

For a period of one year following the Effective Time, with respect to employees of the Company or its subsidiaries immediately before the effective time of the Merger who remain employed during such one year period (the “Continuing Employees”), Parent will, or will cause the Surviving Corporation or any subsidiary of the Company to, provide compensation (such term to include salary, annual cash bonus opportunities, commissions and severance) and benefits (including the costs thereof to participants of benefit plans maintained by the Company) that are in the aggregate, no less favorable than the compensation (excluding any equity or equity-based compensation, retention, change of control, transaction or similar bonuses, and nonqualified deferred compensation) and benefits (excluding, any defined benefit pension plan or retiree medical benefits) being provided to employees who are actively employed by the Company or any subsidiary of the Company at the Effective Time immediately prior to the Effective Time.

Stockholder Litigation

The Company has given Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any shareholder litigation against the Company or its directors relating to the Merger Agreement, the Offer or the Merger. The Company will promptly advise Parent in writing of any such shareholder litigation and will keep Parent fully informed regarding any such shareholder litigation. In addition the parties agreed that no settlement will be proposed or agreed to without Parent’s prior written consent.

Other Covenants

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, access to information, employee matters and confidentiality.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned by written notice of the terminating party to the other parties:

•	by mutual written consent of Parent and the Company at any time prior to the Acceptance Time;

•	by either Parent or the Company:

•	if the Acceptance Time has not been consummated on or prior to the End Date; provided that such right to terminate the Merger Agreement on the End Date will not be available to Parent or the

Company if the failure of the Acceptance Time to occur prior to the End Date is attributable to a failure of such party to perform any of its covenants or obligations under the Merger Agreement;

•	at any time prior to the Effective Time if any final, non-appealable law, order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body is in effect having the effect of making illegal, permanently restraining, enjoining or prohibiting the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger or the Offer;

•	by Parent:

•	at any time prior to the Acceptance Time if a “Triggering Event” has occurred;

•	A “Triggering Event” will be deemed to have occurred if: (i) the Board has effected a Change in Company Board Recommendation; (ii) the Company has failed to include in the Schedule 14D-9 the Company Board Recommendation; (iii) the Board or any committee thereof has approved, endorsed or recommended any Acquisition Proposal; (iv) the Company has executed any contract relating to any Acquisition Proposal other than a customary confidentiality agreement expressly permitted by the Merger Agreement; or (v) a tender or exchange offer relating to securities of the Company (other than the Offer) will have been commenced and the Company will not have sent to its security holders, within ten (10) business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming its recommendation of the Merger Agreement; (vi) the Board failed to publicly reaffirm its recommendation of the Merger Agreement within ten (10) business days after Parent so requests in writing in response to an Acquisition Proposal or revision thereof or proxy solicitation or threatened proxy solicitation or other publicly disclosed campaign or effort to solicit opposition to the transactions contemplated by the Merger Agreement or (vii) there has occurred a material breach of the Company’s obligations described above under “No Solicitation”. A “Triggering Event” does not include any action permitted by the Merger Agreement and described above under “No Solicitation” with respect to an Excluded Party.

•	at any time prior to the Acceptance Time if (i) there has been a material breach of any covenant or agreement on the part of Company set forth in the Merger Agreement; or (ii) any representation or warranty of the Company set forth in the Merger Agreement was inaccurate when made or, if not made as of a specific date, has become inaccurate, that would, in both cases (A) result in the Tender Offer Conditions relating to the accuracy of the Company’s representations and warranties and the Company’s compliance with its covenants under the Merger Agreement not being satisfied, and (B) such breach is not curable by the End Date, or, if curable, is not cured within fifteen (15) days of the date the Company gives Parent notice of such breach; provided, however, that Parent will not have the right to terminate the Merger Agreement in such circumstance if Purchaser or Parent is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that Parent has the right to terminate the Merger Agreement.

•	by the Company,

•	at any time prior to the Acceptance Time if:

•

Purchaser failed to commence the Offer in violation of the Merger Agreement for more than two (2) business days following the time required for commencement thereof; provided, that the Company will not have the right to terminate the Merger Agreement in such circumstance if the Company is, or has at any time been, in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement in any manner that would impede or frustrate the ability of Parent or Purchaser to comply with its obligations to commence the

Offer, or has otherwise failed to promptly comply with reasonable requests for information or other assistance in connection with commencement of the Offer; or

•	Purchaser terminates or makes any material change to the Offer in violation of the terms of the Merger Agreement;

•	at any time prior to the Acceptance Time if:

•	all the Tender Offer Conditions other than the Financing Proceeds Condition have been and continue to be satisfied or waived as of the Expiration Time;

•	the Company has confirmed by written notice its intention to terminate the Merger Agreement in such circumstance if Parent and Purchaser fail to consummate the Offer when required by the Merger Agreement;

•	Parent has failed to consummate the Offer within six (6) business days of the date the consummation of the Offer should have occurred in accordance with the Merger Agreement; and

•	the Company stood ready, willing and able to consummate, if necessary, the Top-Up Option, and the Merger on that date following such six (6) business days and the Company has given Parent a written notice on or prior to such date confirming such fact; or

•	at any time prior to the Acceptance Time because (i) there has been a willful and material breach of any covenant or agreement on the part of Purchaser or Parent set forth in the Merger Agreement; or (ii) any representation or warranty of Purchaser and Parent set forth in the Merger Agreement was inaccurate when made or, if not made as of a specific date, has become inaccurate, that would, in both cases (A) have a material adverse effect on the ability of Purchaser or Parent to consummate the Offer, and (B) such breach is not curable by the End Date, or, if curable, is not cured within fifteen (15) days of the date the Company gives Parent notice of such breach; provided, however, that the Company will not have the right to terminate the Merger Agreement in such circumstance if the Company is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that Parent has the right to terminate the Merger Agreement.

•	at any time prior to the Acceptance Time if the Board authorizes the Company to concurrently with such termination enter into a definitive agreement providing for a transaction constituting a Superior Proposal and concurrently with such termination enters into a definitive agreement providing for such transaction constituting a Superior Proposal, subject to the Company’s compliance with its obligations described in the section above titled “No Solicitation” and provided that prior to or concurrently with such termination, the Company pays the termination fee described below.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will be of no further force or effect (subject to certain designated provisions of the Merger Agreement which survive, including provisions relating to expenses, the termination fees and specific performance, among others). However, no party is relieved by such termination of any liability for any willful and material breach of the Merger Agreement prior to the date thereof or for any common law fraud.

Termination Fees

The Company has agreed to pay Parent a termination fee in the amount set forth below in certain circumstances described below:

•	if the Merger Agreement is terminated by Parent at any time prior to the Acceptance Time because a Triggering Event has occurred;

•	if the Merger Agreement is terminated by the Company at any time prior to the Acceptance Time because the Board authorizes the Company to concurrently with such termination enter into a definitive agreement providing for a transaction constituting a Superior Proposal and concurrently with such termination enters into a definitive agreement providing for such transaction constituting a Superior Proposal; or

•	if (i) after the date of the Merger Agreement but prior to the termination of the Merger Agreement in accordance with its terms, an Acquisition Proposal becomes publicly known or delivered to the Board and not withdrawn, (ii) thereafter, the Merger Agreement is terminated (A) by Parent or the Company pursuant to termination right which arises if the End Date has occurred prior to the Acceptance Time and where the failure of the Acceptance Time to occur is attributable to the failure of the Minimum Condition to have been satisfied, or (B) by Parent pursuant to the termination right that arises in the context of the Company’s breach of the Merger Agreement, where such breach is willful and material and the principal factor in the failure of the Offer to be consummated, and (iii) within twelve (12) months after such termination, (X) the Company will have entered into a definitive agreement with respect to an Acquisition Proposal and a transaction effecting for such Acquisition Proposal is subsequently consummated or (Y) consummates a transaction effecting an Acquisition Proposal; provided that for purposes of the foregoing, all references to 20% in the definition of “Acquisition Proposal” will be deemed to be references to 80%.

The termination fee payable by the Company in the circumstances described above is an amount, in cash, equal to approximately $32.0 million; except that in the event that on or prior to the Excluded Party Deadline, the Company terminates the Merger Agreement in accordance with its terms to enter into a definitive agreement providing for the consummation of a transaction constituting a Superior Proposal with an Excluded Party, then the termination fee will be approximately $13.3 million.

Parent has agreed to pay the Company a termination fee of approximately $64.0 million (the “Parent Termination Fee”) if the Merger Agreement is terminated by the Company at any time prior to the Acceptance Time if (i) Purchaser failed to commence the Offer in violation of the Merger Agreement (as such termination right is described above); (ii) Purchaser terminates or makes any material change to the Offer in violation of the terms of the Merger Agreement (as such termination right is described above); (iii) Parent has failed to consummate the Offer (as such termination right is described above); or (iv) a result of Parent’s material breach (as such termination right is described above).

Expense Reimbursement

In the event the Merger Agreement is terminated by Parent at any time prior to the Acceptance Time as a result of the Company’s willful and material breach (as such termination right is described above) (for willful and material breach), then the Company is required to reimburse Parent for its actual and reasonable out-of-pocket expenses in an amount not to exceed approximately $5.3 million. Payment by the Company of expense reimbursement does not relieve the Company of any subsequent obligation to pay the termination fee as described above in the section titled “Termination Fees”.

Specific Performance

The parties have agreed that irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of the Merger Agreement are not performed by the other party in accordance with the terms thereof or are otherwise breached. Each party is therefore entitled to specific performance and the issuance of injunctive and other equitable relief in any such event and prior to the valid exercise of any termination right by the Company. The parties further agreed to waive any requirement for the securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief, this being in addition to any other remedy to which any party hereto is entitled at law or in equity.

The right of the Company to obtain an injunction, or other appropriate form of specific performance or equitable relief in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded will be subject to the requirements that

•	the Marketing Period has ended;

•	with respect to any funding of the Equity Financing to occur at the closing of the Offer, all of the Tender Offer Conditions will have been satisfied or waived as of the Expiration Time, and, with respect to any funding of the Equity Financing to occur at the Merger Closing, all the conditions to closing the Merger set forth in the Merger Agreement would have been satisfied if the closing of the Merger Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the closing of the Merger, each of which will be capable of being satisfied at the closing of the Merger);

•	the Debt Financing (or, in the case alternative debt financing has been obtained in accordance with the Merger Agreement for all the Debt Financing, such alternative debt financing) has been funded or will be funded in accordance with the terms thereof at the closing of the Offer and the closing of the Merger, as applicable, if the Equity Financing is funded at the closing of the Offer and the closing of the Merger, as applicable; and

•	the Company has irrevocably confirmed to Parent in writing that (A) all the Tender Offer Conditions and the conditions to closing the Merger set forth in the Merger Agreement, as applicable, have been satisfied or that it is willing to waive any such open conditions, and (B) if specific performance is granted and if the Equity Financing and the Debt Financing were funded, the closing of the Offer and the closing of the Merger would occur.

Limitations of Liability

Under no circumstances are the Company, its subsidiaries and certain persons related to the Company entitled to monetary recovery, award or fees in excess of $64.0 million (except in the case of fraud). The Company may seek both specific performance as described above and payment of the Parent Termination Fee; however, in no instance will the Company be entitled to receive both specific performance and money damages, including the Parent Termination Fee.

The Company can cause VEPF III and VEPF IV to provide funds, subject to the maximum set forth in the Equity Commitment Letter between Parent, VEPF III and VEPF IV, up to such aggregate limit to Parent to the extent provided in the Equity Commitment Letter, subject to the terms of the Equity Commitment Letter and the Limited Guarantee. In addition, the rights of the Company pursuant to the Equity Commitment Letter and the Limited Guarantee are the sole and exclusive remedy of the Company and its affiliates against VEPF III and VEPF IV in respect of monetary liabilities or obligations arising under the Merger Agreement. You will find a description of the Equity Commitment Letter and the Limited Guarantee in Section 9—“Source and Amount of Funds.”

Fees and Expenses

The Merger Agreement provides that in any action at law or suit in equity to enforce the Merger Agreement or the rights of any of the parties thereunder, the prevailing party in such action or suit is entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

Amendment

The parties may amend the Merger Agreement by executed written agreement prior to the Effective Time, whether before or after receipt of the Company Stockholder Vote, by written agreement signed by all of the parties hereto, provided that following approval of the Merger Agreement by the Company’s stockholders, there will be no amendment of or change to the provisions of the Merger Agreement which, pursuant to applicable law, would require further approval by the Company’s stockholders without receipt of such approval.

Governing Law

The Merger Agreement is governed by Delaware law.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public shareholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. In addition, Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, then the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement provides that if the parties determine that the Merger cannot be effected pursuant to Section 251(h) of the DGCL, and if Parent, Purchaser Sub and any other subsidiary of Parent collectively acquires at least one share more than the number of shares that would be required to effect the merger under Section 253 of the DGCL, whether as a result of the exercise of the Top-Up Option or otherwise, then the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Per Share Amount and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Per Share Amount or the Merger Consideration. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of which, the fair value of such Shares is less than the Per Share Amount. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. In the event of the Merger, additional information regarding appraisal rights will be supplied to the stockholders. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e–3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e–3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e–3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. The Merger Agreement provides that following the Acceptance Time Purchaser will be merged with and into the Company, and, at the Effective Time, the Company’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to read as set forth in the applicable exhibit to the Merger Agreement, and as so amended, will be the certificate of incorporation of the Surviving Corporation, and the Company’s bylaws as in effect immediately prior to the Effective Time will be amended and restated in its entirety to read as set forth in the applicable exhibit to the Merger Agreement, and as so amended, will be the bylaws of the Surviving Corporation. The directors and officers of the Surviving Corporation will from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

Pursuant to the terms of the Merger Agreement, promptly upon the Acceptance Time, Parent currently intends to request that the Company take all necessary action to enable Parent’s designees to be elected or designated to the Board, subject to the requirement in the Merger Agreement regarding the presence of three (3) Continuing Directors, until the Effective Time. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger, subject to the satisfaction of certain conditions

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act, and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing businesses. Possible changes could include changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the surviving corporation in the Merger expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in the Company, Parent and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Per Share Amount.

Stock Quotation. The Shares are currently listed on the NYSE. According to the NYSE’s published guidelines, the NYSE may delist the Shares if, among other things: (1) the number of total stockholders falls below 400; (2) the number of total stockholders falls below 1,200 and the average monthly trading volume is less than 100,000 shares (for the most recent 12 months); or (3) the number of publicly held Shares (exclusive of holdings of officers and directors of the Company and their immediate families and other concentrated holdings of 10% or more) falls below 600,000. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the Shares cease to be listed on the NYSE, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), or in a local or regional over–the–counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not establish a record date for, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or any other securities of the Company or any subsidiary of the Company (other than dividends or distributions paid in cash from a direct or indirect wholly-owned subsidiary of the Company to the Company or another direct or indirect wholly-owned subsidiary)

15.	Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), to pay for any Shares validly tendered and not validly withdrawn prior to any then-scheduled Expiration Time in connection with the Offer, and, to the extent permitted by the Merger Agreement, Parent may terminate the Offer upon termination of the Merger Agreement, if, immediately prior to the then-scheduled Expiration Time:

•	any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act shall not have expired or been terminated;

•	there shall have not been validly tendered and not validly withdrawn prior to the Expiration Time that number of Shares which, together with (without duplication of Shares) any Shares then owned, directly or indirectly, by Purchaser, Parent and any other subsidiaries of Parent, collectively represents as of the Expiration Time one Share more than 50% of the sum of:

(i) all Shares then outstanding, and

(ii) all Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof) (the “Minimum Condition”); and

•	any of the following conditions shall have occurred and be continuing as of the then scheduled Expiration Time:

(i) there shall be any law, order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer;

(ii) with respect to the representations and warranties of the Company set forth in the Merger Agreement:

•	certain representations and warranties of the Company set forth in the Merger Agreement with respect to the Company’s capitalization shall not be true and correct as of the date of the Merger Agreement and as of the Expiration Time as though made as of the Expiration Time, except where the failure of such representations and warranties to be so true and correct in all respects that did not result from a willful breach by the Company, would not reasonably be expected to result in additional cost, expense or liability to Parent or Purchaser, individually or in the aggregate, that is more than $1,000,000; provided that representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only;

•	certain representations and warranties of the Company set forth in the Merger Agreement with respect to the Company’s capitalization, authorization, and broker’s or finder’s fees shall not be true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Time as though made as of the Expiration Time; provided that representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only;

•	the representations and warranties of the Company set forth in the Merger Agreement with respect to the absence of a Company Material Adverse Effect shall not be true and correct as of the date of the Merger Agreement and as of the Expiration Time as though made as of the Expiration Time without disregarding the “Company Material Adverse Effect” qualification set forth therein; provided that representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only; and

•	the representations and warranties of the Company set forth in the Merger Agreement other than those referred to in the preceding three bullets, shall not be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of the Merger Agreement and as of the Expiration Time as though made as of the Expiration Time, except where the failure of such representations and warranties to be so true and correct would not have a Company Material Adverse Effect; provided that representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only;

(iii) the Company shall have failed to perform or comply in all material respects with its obligations or covenants under the Merger Agreement on or prior to the Expiration Time and such failure to perform or comply with such obligations or covenants shall not have been cured prior to the Expiration Time;

(iv) since the date of the Merger Agreement, a Company Material Adverse Effect shall have occurred;

(v) the Merger Agreement shall have been terminated in accordance with its terms;

(vi) the Marketing Period shall not have been completed; or

(vii) Parent (either directly or through its Subsidiaries) shall not have received the proceeds of the Debt Financing (or any alternative financing) (the “Financing Proceeds Condition”).

The Tender Offer Conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Purchaser or Parent, in whole or in part at any time and from time to time prior to the Expiration Time in the sole discretion of Purchaser or Parent (other than the Minimum Condition, which may be waived by Purchaser and Parent only with the prior written consent of the Company).

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option, and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by the Company and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor the Company has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions of the Offer” of this Offer to Purchase.

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on October 4, 2013, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on October 21, 2013, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to ten (10) calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent the Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17.	Fees and Expenses.

Parent and Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d–3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Directors and Executive Officers of Parent and Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director, executive officer, manager and general partner of each member of the Participant Group and their affiliates are set forth below. All individuals listed below are United States citizens.

The sole stockholder of Purchaser is Athlaction Holdings, LLC, a Delaware limited liability Company (“Parent”). The sole member of Parent is Vista Equity Partners IV, L.P (“VEPF IV”). The general partner of VEPF IV, is Vista Equity Partners Fund IV GP, LLC (“VEP IV GP LLC”). The Senior Managing Member of VEP IV GP LLC is VEFIIGP, LLC (“VEFIIGP”, and together with VEPF IV and VEP IV GP LLC, the “Vista Entities”). Robert F. Smith is the Managing Member of VEFIIGP, and VEFIIGP has no other managers or executive officers. The principal office address of each of Parent and Purchaser is 401 Congress Avenue, Suite 3100, Austin, Texas, 78701. The telephone number at the principal office of each of Parent and Purchaser is (512) 730-2400. The principal office address of each Vista Entity is 150 California Street, 19th Floor, San Francisco, California 94111. The telephone number at the principal office of each Vista Entity is (415) 765-6500.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
James M. Ford	Chief Execution Officer and President of Parent and Purchaser Sole Manager of Parent Sole Director of Purchaser

Mr. Ford joined Vista Equity Partners in 2000 and is the firm’s Chief Operating Officer. In addition to his role on the investment committee, Mr. Ford manages the firm’s deal outreach initiatives, personnel development and leads transaction teams. Mr. Ford sits on the boards of P2 Energy Solutions and Websense. He was actively involved in Vista’s investments in SER, SourceNet Solutions, SRC Software, Aspect Communications, Turaz and Ventyx.

Prior to joining Vista, Mr. Ford worked in the Mergers and Acquisitions Group at Goldman, Sachs & Co. In addition to his work at Vista, Mr. Ford is also a Director of SquashDrive, a non-profit after school enrichment program. Mr. Ford received a B.A. in Economics from Amherst College, where he graduated with Magna Cum Laude honors.

Maneet S. Saroya	Vice President, Secretary and Treasurer of Parent and Purchaser	Mr. Saroya joined Vista Equity Partners in 2008. He currently works with the firm’s investments in SumTotal and Zywave and sits on the board of Misys.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Prior to joining Vista, Mr. Saroya worked as a senior research analyst for JMP Securities, where he provided research for buy-side clients on public on-demand (SaaS) companies. Mr. Saroya previously worked as an associate for the enterprise software/applications team.

Before his time with JMP, Mr. Saroya worked for Siebel Systems in a sales capacity for the CRM On Demand division. Prior to Siebel, Mr. Saroya worked for Cisco Systems in various operations roles.

Robert F. Smith	Managing Member of VEFIIGP	Mr. Smith founded Vista Equity Partners in 2000 and is the firm’s Chairman and CEO. Mr. Smith currently sits on or participates in the boards of all Vista portfolio companies. He is Chairman of the investment committee and is actively involved in Vista’s direction, investment decisions, executive development and operational strategies. Prior to founding Vista, Mr. Smith was the Co-Head of the Enterprise Systems and Storage sector for Goldman, Sachs & Co.’s investment banking division. Mr. Smith also served as the business unit manager for Goldman’s Mergers and Acquisitions group. Before his time with Goldman, Mr. Smith worked in strategic planning and development at Kraft General Foods (KGF). Mr. Smith holds a B.S. in Chemical Engineering from Cornell University and an M.B.A. degree from Columbia University.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

By Facsimile:

For Eligible Institutions Only:

(617) 360-6810

For Confirmation Only Telephone:

(781) 575-2332

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders May Call Toll-Free: (888) 750-5834

Banks & Brokers May Call Collect: (212) 750-5833